UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
This Amendment is filed to include a DBA of the Company.
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Xtreme One Entertainment Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   May 5, 1995

Physical Address of Issuer:

47 Commerce SW,
Grand Rapids, MI 49503

Website of Issuer:

www.xtremeone.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Dealmaker Securities LLC

CIK Number of Intermediary:

0001872856

CRD of Intermediary:

CRD # 315324

SEC File Number of Intermediary:

008-70756

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Common Shares

Target Number of Securities to be Offered:

66,666

Price (or Method for Determining Price):

$0.15

Target Offering Amount:

$9,999.90

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☒First-come, first-served basis
X   Other: At the Issuer's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.95

Deadline to reach the Target Offering Amount:

June 30th, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: **5**

	As of September 30, 2025	As of December 31, 2024,	As of December 31, 2023
Total Assets	$565,681	$583,363	583,928
Cash & Cash Equivalents	$21,730	$5,263	-
Accounts Receivable	$41,474	$8,022	-
Short-term Debt	$10,453,100	$6,203697	2,430,529
Long-term Debt	$1,211,635	$2,184,103	-
Revenues/Sales	$176,474	$157,202	45,000
Operating Expenses	$2,513,212	$3,994,863	281,317
Taxes Paid	$0	$0	-
Net Income	($3,294,616)	($6,047,007)	($1,413,589)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 22, 2025

XTREME ONE ENTERTAINMENT, INC.

Up to $5,000,000 of Shares of Common Stock

Xtreme One Entertainment, Inc. ("XONI", the "**Company**", "**we**", "**us**" or "**our**") is offering a minimum target amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of shares of the Company's common stock (the "**Securities**") on a best-efforts basis as described in this Form C (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline, which is 186 days from launch, extendable once as permitted under Regulation CF (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchases of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Dealmaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000	$85	$915
Target Offering Amount	$9,999.90	$849.99	$9,149.91
Maximum Offering Amount	$5,000,000	$425,000	$4,575,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such Programs without notice.
(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification which occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.xtremeone.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at:

https://invest.xtremeone.com/?utm_source=homepage&utm_medium=homepage&utm_campaign=homepage

.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors*."*

The Company

Xtreme One Entertainment, Inc. was formed as a Delaware corporation in May 1995.

The Company is located at 47 Commerce SW, Grand Rapids, MI 49503.

The Company's website is www.xtremeone.com.

The Company is comprised of a management team of proven leaders in media, marketing, sports and entertainment, with the express purpose of acquiring and launching professional sports leagues and content, we have acquired an exclusive and five (5) year renewable license for the use of the name "XFC" and the "Xtreme Fighting Championship" intellectual property, which was the cornerstone to the intellectual property, branding and media of one of the largest professional mixed martial arts (MMA) event promotion companies in the United States and Latin America which had been in existence in the MMA event promotion business for nearly two decades.

As the Licensee of the "XFC" brand, we are focused on discovering up-and-coming talent and unlocking the potential of the next generation of MMA fighters. Our increasing roster of rising athletes, commitment to the community, and use of a fighter-centric model lead us to believe that we will make a formidable presence in the live MMA event space.

In addition to the sponsorship and promotion of MMA events, we intend to expand into the development, production, and promotion of other live entertainment and sporting events.

The Offering

Minimum Amount of the Securities Offered	$9,999.90
Total Amount of the Securities Outstanding after Offering (if Target Amount Offering met)	137,290,094
Maximum Amount of the Securities	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	170,556,767
Price Per Security	$0.15
Minimum Individual Purchase Amount	$1,000
Maximum Individual Purchase Amount	N/A[+]
Offering Deadline	186 days from the launch date, extendable once as permitted under Regulation CF.
Use of Proceeds	See the description of the use of proceeds on page **Error! Bookmark not defined.**.
Voting Rights	See the description of voting rights on page 38.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

INVESTMENT INCENTIVES AND BONUS SHARES

The Company may offer certain **investment incentives**, including **Bonus Shares**, to eligible investors in connection with this Offering. Any Bonus Shares issued will be of the same class and have the same rights, preferences, and privileges as the securities purchased in the Offering.

All Bonus Shares issued will count toward the **maximum number of shares available for sale** in the Offering.

Application Timing Bonus Shares

To encourage early participation, the Company will issue Bonus Shares based on the date an investor submits an application to invest, as follows:

First Bonus Period (5% Bonus Shares)

Investors who submit a completed application to invest on or after 12:00 a.m. Eastern Time on December 29, 2025, and on or before 11:59 p.m. Eastern Time on January 27, 2026 (the first thirty (30) days of the Offering) shall be eligible to receive 5% Bonus Shares.

Second Bonus Period (3% Bonus Shares)

Investors who submit a completed application to invest on or after 12:00 a.m. Eastern Time on January 28, 2026, and on or before 11:59 p.m. Eastern Time on February 26, 2026 (the second thirty (30) days of the Offering) shall be eligible to receive 3% Bonus Shares.

Eligibility for Application Timing Bonus Shares is subject to the investor completing all required offering documentation, fully funding the investment, and the Company's acceptance of the subscription following applicable compliance and AML review.

Investment Amount Bonus Shares

The Company may also issue Bonus Shares based on the **amount of an investor's funded investment**, as set forth below:

Funded Investment Amount		Bonus Shares
$2,500 - $4,999		3%
$5,000 - $9,999		5%
$10,000 - $49,999		10%
$50,000 and above		20%

For purposes of this Offering, "Funded Investment Amount" means the aggregate funded investments from an investor during the specified time period for which the investor has completed all required documentation, funded the investment, and the Company has accepted the subscription following compliance and AML review.

Bonus Share Limitations and Conditions

- **Maximum Bonus Cap:** Under no circumstances will the total Bonus Shares issued to any investor exceed **20%** of the number of shares purchased by such investor in the Offering.

- **Offering Share Cap:** Bonus Shares are issued from the same pool of shares offered in the Offering and reduce the number of shares available for sale to other investors.
- **No Fractional Shares:** Fractional shares will not be issued. Bonus Shares will be rounded **down** to the nearest whole share.
- **Timing of Issuance:** Bonus Shares will be issued at the closing of the Offering or at such other time as determined by the Company.
- **Discretion:** The Company reserves the right, to the extent permitted by applicable law, to modify, limit, suspend, or terminate any investment incentive program at any time.

Stackability

Subject to the limitations described herein and the Company's acceptance of each investment, Application Timing Bonus Shares, Investment Amount Bonus Shares, and any Prior Supporter incentives may be combined in determining the total number of Bonus Shares issued to an investor; provided, however, that in no event shall the aggregate number of Bonus Shares issued to any investor exceed **twenty percent (20%)** of the number of shares purchased by such investor in the Offering.

No Assurance of Incentives

Participation in the Offering does not guarantee eligibility for any Bonus Shares or other incentives. All incentives are subject to availability, compliance review, and the Company's acceptance of the investment.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risk Related to our Company and our Business

We may require additional funds in the future to achieve our current business strategy, and our inability to obtain funding may cause our business plan to fail.

We may need to raise additional funds through public or private debt or equity sales to fund our future operations and fulfill contractual obligations in the future. This financing may not be available when needed. Even if this financing is available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our current business plan and develop our events and products, and as a result, we could be required to reduce or suspend our operations and possibly cease our existence.

Even if we are successful in raising capital in the future, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise additional capital, the value of any investment in our Company may become worthless. In the event that we do not raise additional capital from conventional sources, it is likely that we may need to scale back or curtail implementing our business plan.

Our management has limited experience operating a public company in the live sports and event marketing industry and is subject to the risks commonly encountered by early-stage companies.

Although the management of Xtreme One Entertainment, Inc. has experience operating public companies, current management has not had to manage expansion while being a public company in the live sports and event marketing industry. We have a limited operating history for our current business model, so our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

- risks that we may not have sufficient capital to achieve our growth strategy;

- risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;

- risks that our growth strategy may not be successful; and

- risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business will be significantly harmed.

We may not be successful in implementing our business strategy, or our business strategy may not be successful, both of which will impede our development and growth.

Our business consists primarily of live MMA events produced for spectators and broadcast over media, including pay-per-view streaming services, as well as the sale and marketing of branded merchandise to fans. Our ability to implement this business strategy is dependent on our ability to:

- Distinguish ourselves in a very competitive market;

- Establish brand recognition and customer loyalty; and

- Manage growth in administrative overhead costs during the initiation of our business efforts.

We do not know if we will be able to continue successfully implementing our business strategy or whether it will ultimately be successful. In assessing our ability to meet these challenges, a potential investor should take into account our need for significant amounts of capital to fund marketing and product development within our subsidiaries and brand recognition, our management's relative inexperience, the competitive conditions existing in our industry, and general economic conditions. Our growth is largely dependent on our ability to successfully implement our business strategy. If we fail to implement our business strategy or divert resources to a business that ultimately proves unsuccessful, our revenues may be adversely affected.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority stockholders to effect certain corporate actions.

Our officers, directors, and majority stockholders are the beneficial owners of more than 50% of our outstanding voting securities. As a result, they possess significant influence and can elect most of our Board of Directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

We must effectively manage the growth of our operations, or the Company will suffer.

Our business consists primarily of live MMA events produced for spectators and broadcast over media, including pay-per-view streaming services, as well as the sale and marketing of branded merchandise to fans. Expansion of our operations, to include the development of all our portfolios, may also cause a significant demand on our management, finances, and other resources. Our ability to manage the anticipated future growth, should it occur, will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures, and controls. There is no guarantee that significant problems will not arise in these areas. Any failure to expand these areas and implement and improve procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition, and results of operations. There can be no assurance that our attempts to expand our marketing, sales, and event production efforts will be successful or will result in additional sales or profitability in any future period.

We have limited existing brand identity and customer loyalty; if we fail to market our brand to promote our event offerings, our business could suffer.

Because of the limited commercialization of our brand, we currently do not have a strong brand identity or brand loyalty. We believe that establishing and maintaining brand identity and brand loyalty is critical to attracting fighters and customers. In order to attract fighters and audiences to our branding, we may be forced to spend substantial funds to create and maintain brand recognition among consumers. We believe that the cost of these campaigns could increase substantially in the future. If our branding efforts are not successful, our ability to earn revenues and sustain our operations will be harmed.

Promotion and enhancement of our products and services will depend on our success in consistently providing high-quality entertainment and products to our customers.

Jeffrey T. Lambert beneficially owns 50,000,000 shares of common stock and 2,000,000 shares of Series A Preferred Stock, which collectively entitle Mr. Lambert to 87.34% of the voting rights of the issued and outstanding shares of the Company entitled to vote on shareholder matters before the offering, and would hold 85.92% of the

6

voting rights of the issued and outstanding shares of the Company entitled to vote on shareholder matters following the sale of 33,333,333 common shares as contemplated herein. As a result, Mr. Lambert has and will retain a controlling interest and may unilaterally control the Company in all matters submitted to our stockholders for approval, including:

- Election of our board of directors;

- Removal of any of our directors;

- Amendment of our Certificate of Incorporation or bylaws;

- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

Because of his ownership and position, Mr. Lambert is able to unilaterally control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by Mr. Lambert could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market, and the value of your investment in our Company may decrease. Mr. Lambert's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We have a history of operating losses, and we will need additional financing to meet our future long-term capital requirements.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. For the nine months ended September 30, 2025, we had negative working capital of $10,379,501 and an accumulated deficit of $19,316,256. We have not achieved sustainable profitability on an annual basis. We may not be able to reach the level of revenue necessary to achieve profitability. If our revenues grow slower than anticipated or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress our stock price.

Our resources may not be sufficient to manage our potential growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our potential future growth. Any growth in our operations will place a significant strain on our administrative, financial, and operational resources and increase demands on our management and on our operational and administrative systems, controls, and other resources. We cannot assure you that our existing personnel, systems, procedures, or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures, and controls to expand, train, and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, and sales staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. To the extent we acquire businesses, we will also need to integrate and assimilate new operations, technologies, and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain, and service our products, or if new employees are unable to achieve performance levels, our business, operating results, and financial condition could be materially and adversely affected.

Our financial situation creates doubt about whether we will continue as a going concern.

Since inception, the Company has generated minimal revenues, incurred losses, and reported losses for the period from inception through September 30, 2025. Further, we expect to incur a net loss for the fiscal year ending December 31, 2025, primarily as a result of increased operating expenses. There can be no assurance that we will be able to achieve a level of revenue adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. There is no guarantee that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We will need to increase the size of our organization, and we may be unable to manage rapid growth effectively.

Our failure to manage growth effectively could have a material and adverse effect on our business, results of operations, and financial condition. We anticipate that a period of significant expansion will be required to address possible acquisitions of additional entertainment properties, products, or rights. This expansion will place a significant strain on management, operational, and financial resources. To manage the expected growth of our operations and personnel, we must both improve our existing operational and financial systems, procedures, and controls and implement new systems, procedures, and controls. We must also expand our finance, administrative, and operations staff. Our current personnel, systems, procedures, and controls may not adequately support future operations. Management may be unable to hire, train, retain, motivate, and manage necessary personnel or to identify, manage, and exploit existing and potential strategic relationships and market opportunities.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results, and financial condition.

Our future performance depends on the continued services and contributions of our senior management to execute our business plan and to identify and pursue new opportunities and product and brand innovations. The loss of services by senior management could significantly delay or prevent the achievement of our strategic objectives. The loss of the services of senior management for any reason could adversely affect our business, prospects, financial condition, and results of operations.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from pursuing our business plan and marketing our merchandise, require us to obtain licenses from third parties, develop non-infringing alternatives, and subject us to substantial monetary damages.

Third parties could, in the future, assert infringement or misappropriation claims against us. The infringement or misappropriation of a patent, trademark, or other intellectual property involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed on the intellectual property rights of others. Our potential competitors may assert that we have infringed their patents.

Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management's attention from our business, and harm our reputation. If the relevant patents in such a claim were upheld as valid and enforceable and we were found to infringe on them, we could be prohibited from marketing our events or selling our merchandise that is found to infringe unless we could obtain licenses to do so. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our offerings to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest, and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition, and operating results. A court could also enter orders that temporarily, preliminarily, or permanently enjoin us and our customers from making, using, or selling merchandise and could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

A competitor with a stronger or more suitable financial position may enter our marketplace.

Our business' success is primarily dependent on our ability to conduct MMA events for live attendance and media broadcast, as well as the sale and marketing of branded merchandise to fans, compared to rival events offered by our competitors. If a direct competitor arrives in our market, achieving market acceptance for our services, our business model may require additional marketing efforts and the expenditure of significant funds, the availability of which cannot be guaranteed, to create awareness and demand among customers. We have limited financial, personnel, and other resources to undertake additional marketing activities. Accordingly, no assurance can be given that we will be able to win business from a stronger competitor.

Litigation may harm our business.

Substantial, complex, or extended litigation could cause us to incur significant costs and distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, competitors, or others could be very costly and substantially disrupt our business. Disputes from time to time with such companies, organizations, or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes on terms favorable to us. Unexpected results could cause us to have financial exposure in these matters in excess of recorded reserves and insurance coverage, requiring us to provide additional reserves to address these liabilities, therefore impacting profits.

<u>**Risks Related to Our Business and Industry**</u>

We have not voluntarily implemented various corporate governance measures, in the absence of which shareholders may have more limited protections against interested director transactions, conflicts of interest, and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address the board of directors' independence, and audit committee oversight. We have not yet adopted any of these corporate governance measures, and since our securities are not yet listed on a national securities exchange, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. Prospective investors should keep in mind our current lack of corporate governance measures when formulating their investment decisions.

If we are unable to retain our staff, our business and results of operations could be harmed.

Our ability to compete with other event management companies and develop our business is largely dependent on the services of Chris Defendis and Chris Dawson, the Company's President and Chief Financial Officer, respectively, and other employees and contractors who assist them in the management and operation of the business. If we are unable to retain Mr. Defendis and Mr. Dawson's services and to attract other qualified senior management and key personnel on terms satisfactory to us, our business will be adversely affected. We do not have key man life insurance covering the lives of either Mr. Defendis or Mr. Dawson, and even if we are able to afford such a policy, our coverage levels may not be sufficient to offset any losses we may suffer as a result of either their death, disability, or other inability to perform services for us.

We are highly dependent upon a few key contracts, the termination of which would have a material adverse effect on our business and financial condition.

We intend to grow the Company for an international audience to include not only MMA events but also combat sports and other developmental sports/leagues, among other sectors. However, at present, we have a limited market presence and are highly dependent on a few key relationships with third-party providers. The loss of our relationship with these third-party providers would have a material adverse effect on our business and financial condition.

We may acquire businesses and enter into joint ventures that will expose us to increased operating risks.

As part of our growth strategy, we intend to acquire other entertainment properties, as well as other related sporting event and event management businesses. We cannot provide any assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, or that we will be able to finance acquisitions on economically acceptable terms. Even if we are able to acquire new businesses in the future, they could result in the incurrence of substantial additional indebtedness and other expenses or potentially dilutive issuances of equity securities and may affect the market price of our common stock or restrict our operations.

We currently do not have a traditional credit facility with a financial institution. This absence may adversely affect our operations.

To expand our business, we require access to capital and credit. We currently do not have a traditional credit facility with a financial institution. The absence of a traditional credit facility with a financial institution could adversely impact our operations. If we are unable to access lines of credit, we may be unable to finance event operations and retain elite fighters who would otherwise be willing to enter into contracts with us. The loss of potential and existing opportunities because of an inability to finance our endeavors would have a material adverse effect on our financial condition and results of operations.

Our board of directors and management have limited their liability.

We have adopted provisions in our Certificate of Incorporation that limit the liability of our directors and officers, and we have also adopted provisions in our bylaws that provide for indemnification by the Company of our officers and directors to the fullest extent permitted by Delaware corporate law. Our Certificate of Incorporation generally provides that our directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit our shareholders' ability to hold directors liable for breaches of fiduciary duty.

In addition to the provisions in our Certificate of Incorporation and Bylaws, we have also entered into indemnification agreements with our directors and officers that provide a right to indemnification to the fullest extent permissible under Delaware law. These charter, bylaw, and contractual provisions may limit our shareholders' ability to hold our directors and officers accountable for breaches of their duties or otherwise discourage shareholders from enforcing their rights, either directly or derivatively, against our directors or officers.

We are exposed to the risks of legal proceedings.

We are subject to various claims and legal actions arising in the ordinary course of our business. Any such litigation could be very costly and distract our management from focusing on operating our business. The existence of any such litigation could harm our business, results of operations, and financial condition. The results of actual and potential litigation are inherently uncertain. An unfavorable result in a legal proceeding could adversely affect our reputation, financial condition, and operating results.

Our share structure could impede a non-negotiated change of control of the Company.

We have four (4) classes of Preferred Stock authorized: the Series A Convertible Preferred Stock, consisting of two million (2,000,000) shares authorized (the "Series A Preferred"), the Series B Convertible Preferred Stock, consisting of five million (5,000,000) shares authorized (the "Series B Preferred"), the Series C Convertible Preferred Stock, consisting of twenty million (20,000,000) shares authorized (the "Series C Preferred"), and the Series D Convertible Preferred Stock, consisting of twenty-five million (25,000,000) shares authorized (the "Series D Preferred") All of the Series B Preferred, together with all of the Series C Preferred and the Series D Preferred, have been redeemed or otherwise returned to the Company; we only have the two million (2,000,000) shares of Series A Preferred issued and outstanding as of the date of this Offering.

Each share of Series A Preferred is convertible into common stock at the rate of .000002 times the total issued and outstanding common stock at the time of conversion, times the number of shares of the Series A Preferred issued and outstanding at the time of conversion. The holders of Series A Preferred vote together with the holders of our common stock on all matters; however, our Series A Preferred has certain advantageous conversion rights and super voting rights. By example only, with the current 137,223,434 shares of our Common Stock issued and outstanding, the holder of the 2,000,000 shares of the Series A Preferred will have 548,893,736 votes, as the Series A Preferred votes on an "as converted basis", while the holders of our Common Stock will have 137,223,434 votes; Therefore; as long as the total issued and outstanding shares of the Series A Preferred remains at two million (2,000,000) shares, the holder(s) of the Series A Preferred will always have eighty percent (80%) of the total available voting power.

Consequently, any attempt to take over the Company without the consent of our Series A Preferred stockholders would be extremely difficult to achieve. Because of the disproportionate voting control of our Series A Preferred, the holder(s) of our Series A Preferred could inhibit, delay, or frustrate entirely an attempt by others to take over control of our Company and could prevent our shareholders from obtaining a premium for their shares. In addition, the holder(s) of our Series A preferred stock hold a controlling beneficial interest in our Company and may unilaterally determine the election of our board of directors and other substantive matters requiring approval of our stockholders and, therefore, may unilaterally determine the direction of our Company.

We may not be able to attract and retain top-tier professional MMA fighters.

Our success hinges on our ability to recruit and retain top-tier professional MMA fighters. Fans and sponsors are drawn to events headlined by elite fighters, which in turn boosts the value of our media rights. However, we face stiff competition from other regional, national, and global promoters vying for the same pool of talent. Failing to secure and retain premier fighters could severely impact our operating results and jeopardize our overall business.

Finding, recruiting, and keeping well-respected professional mixed martial artists (MMA fighters) for our productions is essential to our business. Events showcasing elite fighters draw in fans and sponsors, and a production's ability to sell television and other media rights is largely influenced by the caliber of its fighter roster. Due to competition from other regional promoters for the same fighters, we might not be able to draw in and keep important professional mixed martial arts fighters. Our major negative impact on our business and operating results could result from our inability to host events with elite professional fighters.

A decline in the popularity of mixed martial arts could adversely affect our business.

Unpredictable changes in consumer tastes and entertainment industry trends, which might vary with alterations in the social and political environment, pose a risk to our business's success. Although we think mixed martial arts is becoming more popular throughout the world, any change in the preferences of our fans or a significant alteration in the way our distributors, sponsors, and licensees see our brand—whether due to social, political, or other factors—could have a negative effect on our operational performance.

Our limited operating history makes forecasting our revenues and expenses difficult.

Due to our limited operating history, accurately forecasting future revenues is challenging. Our current and future expenses are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to predict, as they largely depend on our ability to promote events, secure national sponsorships and advertising for regional promotions, and establish television/media distribution deals. As a result, we may be unable to adjust spending to compensate for any unexpected revenue shortfalls, potentially leading to substantial losses and a lower market price for our common stock.

Our success depends substantially on our ability to maintain a professional reputation.

Maintaining a strong professional reputation is crucial for our success. Unfavorable publicity could hinder our ability to attract and retain top talent or secure potentially lucrative media, licensing, and sponsorship deals. Factors that could negatively impact our standing include negative publicity surrounding our leadership, key personnel, or participating athletes. These athletes frequently have large social media followings, amplifying any negative narratives about them or our organization, such as allegations of misconduct. Such unfavorable publicity could lead to the termination of media rights, licensing, sponsorships, and other contracts, as well as difficulties in forging new partnerships or recruiting employees. A damaged reputation could have a negative impact on our business, finances, and overall performance.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers' disposable income, the level of advertising spending, and sponsorship. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers' disposable income. A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues.

We operate in a highly competitive industry. If we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows, and prospects could be materially adversely affected.

We operate in a highly competitive industry. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized regional or local event promoters. Our competition includes well-known companies like Ultimate Fighting Championship (UFC), Professional Fighters League (PFL), Bare Knuckle Fighting Champions (BKFC), among many others. We expect to be at a disadvantage when competing with our competition due to their substantially greater financial and management resources and capabilities. Our inability to compete could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The common stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The common stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near asking prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small Company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven Company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or nonexistent, as compared to a seasoned issuer, which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history, and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of what will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, resulting in substantial losses for you.

When compared to seasoned issuers, the market for our common stock shares is characterized by significant price volatility, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of market liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price of our shares could, for example, decline precipitously in the event that a large number of our shares are sold on the market without commensurate demand, as compared to a seasoned issuer, which could better absorb those sales without adversely impacting its share price. Secondly, we are a speculative investment due to, among other things, our limited operating history, lack of revenue or profit to date, and uncertainty of future market acceptance for our potential products. As a result of this increased risk, more risk-averse investors may, out of fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our MMA events; government regulations; announcements of significant acquisitions, strategic partnerships, or joint ventures; our capital commitments; and additions or departures of our key personnel. Many of these factors are beyond our control and may lower the market price of our shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our common stock's market price may be volatile and adversely affected by a variety of factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

- our ability to execute our business plan;

- operating results below expectations;

- our issuance of additional securities, including debt or equity or a combination thereof;

- loss of any strategic relationship;

- industry developments, including, without limitation, changes in policies or practices;

- economic and other external factors;

- period-to-period fluctuations in our financial results; and

- whether an active trading market in our common stock develops and is maintained.

Furthermore, the securities markets have occasionally experienced significant price and volume fluctuations that are unrelated to the operating performance of specific companies. These market fluctuations may also materially and adversely affect our common stock's market price. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the Company.

Our issuance of additional shares of common stock or options or warrants to purchase those shares would dilute your proportionate ownership and voting rights.

We are entitled, under our Certificate of Incorporation, to issue up to 300,000,000 shares of common stock. As of this prospectus date, we have issued and outstanding, as of the date of this prospectus, 137,223,434 shares of common stock. Our board may generally issue shares of common stock, preferred stock, or options or warrants to purchase those shares without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities in order to raise capital and advance our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees, and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of common stock or options or warrants to purchase those shares under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers, and employees under our Certificate of Incorporation and the existence of indemnification rights for our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees.

Our Certificate of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to the Company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers, and employees. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers, and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors, officers, and employees for breaches of their fiduciary duties, and they may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers, and employees, even though such actions, if successful, might otherwise benefit our Company and shareholders.

Anti-takeover provisions may hinder our Company's acquisition.

Certain provisions of the Delaware Law have anti-takeover effects and may hinder a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including one in which the shareholders would otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management's attention and harm our business.

The stock market in general and the shares of early-stage companies in particular have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the companies' operating performance. If these fluctuations occur in the future, the market price of our shares could fall, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management's attention and resources from managing our business.

As a public Company, we may also, from time to time, make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public Company, and as a result, projections may not be made in a timely way or set at expected performance levels, which could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision that will limit the investor's ability to litigate any issue that arises in connection with the offering anywhere other than the state and federal courts in Delaware.

The subscription agreement states that it shall be governed by the local law of the State of Delaware and the United States, and the parties' consent to the exclusive jurisdiction of the state and federal courts in Delaware. They will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under a more favorable law than the local law of the State of Delaware. Insofar as claims are brought under the Securities Act of 1933, our provision requires that a claim be brought in federal court. We also believe this provision would require an action brought under the Securities Exchange Act of 1934 also be brought in federal court, as Section 27 of the Securities Exchange Act of 1934 provides exclusive jurisdiction to the federal courts for claims brought pursuant to the Securities Exchange Act of 1934. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our amended and restated certificate of incorporation will provide that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such a provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, as contract law is generally based on state law, a claim may be made under state law. The inconsistencies of the venue and applicable law could make any action brought by an investor extremely difficult. Moreover, we cannot provide any certainty as to whether a court would enforce our forum and choice of law provisions. The combination of both a potentially unfavorable forum and a lack of certainty regarding enforceability poses a risk regarding litigation related to the subscription to this Offering and should be considered by each investor before signing the subscription agreement.

Our common stock is currently deemed a "penny stock," which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stocks and that the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and the investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and secondary trading, the commission payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent, disclosing recent price information for the penny stock held in the account and information on the limited market for penny stock.

As an issuer of a "penny stock," the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for a discussion of penny stock rules), FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculatively low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculatively low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our common stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for our Company, with its small market capitalization, to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the stock's actual and potential market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our Company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our Company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition, and other business and economic factors affecting us at such a time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

We plan to raise more money and future fundraising rounds could result in a "cram down."

We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our ability to attract artists, consumers and distribution. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive.

The offering price has been set by our management.

We have set the price of \Common Stock at $0.15 (although the Effective Share Price each investor pays will be lower – for more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies like XONI are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Regulatory and Legal Risks

We are subject to Regulation CF and other securities regulations, and non-compliance could jeopardize our ability to raise capital or continue operations.

As an issuer under Regulation CF, the Company must comply with detailed rules and requirements established by the Securities and Exchange Commission (SEC). These include preparing and filing disclosure documents such as this Form C, providing annual reports to investors, and adhering to restrictions on advertising and communications. The compliance process can be time-consuming and costly, particularly for a small company with limited staff and resources.

If the Company fails to comply with applicable securities regulations, regulators could delay or prevent the closing of this offering, impose fines or penalties, or otherwise restrict our ability to raise capital. Even minor technical violations, such as late filings, can result in negative consequences or reputational harm. In addition, securities laws are subject to change, and new rules could impose additional burdens or increase compliance costs in the future.

Because the Company is dependent on Regulation CF and potentially other future exemptions (such as Regulation A) to finance its operations, any compliance failure or regulatory change could materially impact our business model. If we are unable to raise capital as planned or are forced to devote disproportionate resources to compliance, we may be unable to execute our strategy, and investors could lose part or all of their investment.

There is no current public market for our securities, and investors might never have liquidity.

The Securities offered in this Regulation CF round are not publicly traded, and there is currently no market or exchange for them. Investors should assume that they will need to hold their securities indefinitely. Unlike publicly traded stocks, there is no readily available mechanism to sell or transfer these securities, and no assurance can be given that a secondary market will ever develop.

Even if secondary trading platforms for Reg CF securities expand in the future, trading volumes may be limited, and the ability to sell shares at a desired price or time may be constrained. Transfers of securities are also subject to restrictions under federal and state securities laws, which may require approval from the Company, the intermediary (Dealmaker), or both. These restrictions further reduce the ability of investors to obtain liquidity.

As a result, investors should not expect to realize cash returns on their investment through resale. Any return on investment will depend entirely on the Company's future performance, such as through dividends (which are not currently contemplated) or a potential acquisition or other liquidity event, which may never occur. The absence of a liquid market significantly increases the risk of this investment and means investors may lose their entire investment.

Use of proceeds may differ from expectations, and management retains discretion to reallocate funds.

The Company has outlined an intended allocation of proceeds from this offering, including operations, marketing, legal and compliance, platform development, and related expenses. While this plan reflects current management priorities, actual use of funds may differ significantly from the plan disclosed in this Form C. Management retains broad discretion to determine how proceeds are spent, and changing circumstances may require us to redirect capital.

For example, unexpected increases in legal or compliance costs, delays in platform development, or opportunities requiring immediate investment could lead management to reallocate funds away from areas originally emphasized. In addition, if we raise less than the maximum target, some areas of planned spending may need to be reduced or eliminated altogether.

Investors should understand that they will have no direct ability to influence how the Company applies the funds raised in this offering. If management reallocates proceeds in ways that are less effective than anticipated, or if funds are consumed more quickly than expected, the Company may not achieve its strategic objectives. Such outcomes could materially harm the business and result in a total loss of investors' capital.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no guarantee of a return on an Investor's investment.

An investment in the Company is speculative and involves a high degree of risk. There is no assurance that any investor will realize a return on their investment, and it is possible that investors could lose their entire investment. The Company is in the early stages of development, operates in a highly uncertain industry, and faces numerous business, financial, and regulatory risks that could prevent it from achieving its goals.

Investors should not expect dividends, a resale market for the securities, or any near-term liquidity. The only potential returns are tied to the long-term success of the Company, which is subject to substantial uncertainty. As with any early-stage company, success is not guaranteed, and investors must be prepared for the possibility that their investment may never generate financial returns.

For these reasons, each investor is strongly encouraged to carefully review this Form C and all accompanying exhibits, to consider the risk factors described herein, and to consult with their own legal, tax, and financial advisors before making any investment decision.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

<u>Company Overview</u>

Xtreme One Entertainment, Inc. ("XONI" or the "Company") (XONI: OTC) was incorporated in the state of Delaware on May 5, 1995 as a diversified holding company and operated as an agricultural and real estate management business between 2014 and 2023. On September 15, 2023, the Company's Board of Directors approved the acquisition of all of the issued and outstanding capital stock of XFC Global Inc., a Wyoming corporation ("XFC Global") in a stock-for-stock exchange. Concurrently, the Company changed its name and its business focus to media, entertainment, live sports, and event marketing.

The Company is comprised of a management team of proven leaders in media, marketing, sports and entertainment, with the express purpose of acquiring and launching professional sports leagues and content, we have acquired an exclusive and five (5) year renewable license for the use of the name "XFC" which was the cornerstone to the intellectual property, branding and media of one of the largest Mixed Martial Arts ("MMA") event promotion companies in the United States which had been in existence in the MMA event promotion business for nearly two decades prior to 2021.

As the Licensee of the "XFC" brand, we are focused on discovering up-and-coming talent and unlocking the potential of the next generation of MMA fighters. Our increasing roster of rising athletes, commitment to the community, and use of a fighter-centric and fan-centric model leads us to believe that we will make a formidable presence in the live MMA event space.

In addition to the sponsorship and promotion of MMA events, we intend to expand into the development, production, and promotion of other live entertainment events.

Company History

Prior to October 23, 2023, the Company's primary business was the management of properties located in Huerfano County, Colorado (the "Huerfano Farms"). Following October 23, 2023, the Company added the management of certain sporting and entertainment events via the acquisition of XFC Global Inc., a Wyoming corporation ("XFC Global") and, effective December 28, 2023, changed its name to its current name Xtreme One Entertainment, Inc. ("Xtreme One"), and relocated its executive offices to 47 Commerce Avenue SW, Grand Rapids, Michigan 49503.

Effective December 14, 2023, the Company notified the Financial Industry Regulatory Authority ("FINRA") of its intention to rebrand itself by implementing a strategic shift in its core business to focus on sports and entertainment event marketing and a name change and requested a change of the Company's trading symbol. FINRA has completed its review and the Company's common shares have since begun trading under a new Trading Symbol "XONI". The Company continues to file periodic reports pursuant to the OTC Markets Group Inc. ("OTC") Alternative Reporting System, and trades on the OTC platform, OTCMarkets.com under the new trading symbol. The CUSIP number for the Company's common shares remains the same.

XFC Global, the Company's only subsidiary, is the Licensee of certain rights to intellectual property, MMA fight branding and media developed by an un-related third-party and early-entrant to the promotion and staging of MMA fights, with nearly two decades of experience and a library spanning thousands of hours of fights across the globe featuring some of the industry's top fighters in the MMA fighting circuit (collectively, the "Legacy MMA Properties").

Through XFC Global and the Legacy MMA Properties, the Company embarked on the development and promotion of premier MMA events in 2024 with the initial event located at Lakeland, Florida, known as the XFC 50, and follow-up events staged in Detroit, Michigan, known as the XFC Grand Prix II. The Company is also in the initial stages of developing additional entertainment properties spanning combat sports, other developmental sports leagues, and more.

Live events are produced for spectators and broadcast over the media, including pay-per-view streaming services. Additionally, the Company seeks sponsorship partners to advertise at live and broadcast events, offering partners logos and product placement on various platforms within the event venues or on broadcasts.

In addition to live events, the Company is also engaged in the sale and marketing of branded merchandise to fans of its extreme sports and entertainment properties.

Our Strategy

Our long-term strategy is to develop a series of extreme sporting events and leagues designed to appeal to broad audiences globally. With the acquisition of XFC Global and their license for Xtreme Fighting Championship's intellectual property, we established a solid platform for our first extreme sporting league. Our goal is to become the primary supplier of "the next generation of MMA" athletes to UFC and PFL. We believe there is an opportunity between the top-tier MMA leagues and the regional MMA shows that currently exist. Said more succinctly, we aspire for XFC to be the "minor leagues" of MMA.

To execute our plan, we will establish and revitalize the XFC brand through a series of MMA contests in two initial categories including tentpole main events and "Young Guns" series.

Tentpole main events will take place 4-6 times per year, be held in larger venues, be professionally produced, and be broadcast globally. These bouts will feature up-and-coming and veteran professional MMA fighters across genders and a variety of weight classes. Initially, we expect to produce four to six main events per year, which may grow as we continue to develop the property.

The Young Guns series events will feature smaller events and young, up-and-coming fighters that represent the next generation of MMA. We intend to host 6-8 Young Guns events per year and will typically have a smaller live audience and lower production costs, which allows us to host them more frequently in periods between main events. Young Guns events will also be a key source of new talent to continue growing the main event stable of fighters.

To attract and retain fighter talent, we are pursuing a "fighter first" approach to our operations. As part of this strategy, we expect to provide fighters with basic benefits that include compensation for fighting along with bonuses for winning their respective bouts, as well as travel and hotel accommodations for each main event. These benefits will also be offered to rookie fighters in Young Guns events, with compensation commensurate with experience and fight records.

In addition to the basic benefits, we plan to offer additional benefits to fighters to encourage them to develop their own personal and professional brands. Leveraging our marketing strength, we will train fighters on developing branding, provide a professional headshot for use in events, assist them in developing their social media presence, and help them understand the benefits of developing and executing a brand strategy with their fans.

We anticipate generating revenue from multiple channels, including ticket and merchandise sales at live events, as well as broadcast and pay-per-view revenues. We believe the more significant long-term revenue opportunities revolve around sponsorship opportunities for logo and product placements at events and within broadcasts. We've developed initial sponsorship packages to offer companies that align well with our extreme sporting brands, but we must first demonstrate success in event production and audience engagement to highlight the value of being a sponsor. Longer term, we plan to develop additional membership opportunities for our fans that will provide exclusive benefits within each of our extreme brands.

Following the successful launch of the XFC event channel, we intend to explore additional extreme sporting events or activities that may include additional combat sports, other developmental leagues, and more. We anticipate that these expanded opportunities will follow similar revenue and operating models as we have developed for XFC.

To prove our operating model and entertainment concepts, we have held five successful Arena events. On April 12, 2024, our XFC Global subsidiary completed its first live XFC branded MMA event, "XFC 50: Resurrection" at the RP Funding Center in Lakeland, Florida. The event featured eight total bouts with a variety of male and female fighters in various weight classes. The event was attended by both a live audience and a broadcast pay-per-view audience. The Company's subsidiary also engaged in the sale of branded merchandise at the event.

Following this initial event, we produced a second main event, the "XFC Grand Prix II," held on May 31, 2024 in Detroit. This event featured a variety of bouts in conjunction with the Detroit Grand Prix racing event held that same weekend. The event featured nine total bouts with a variety of male and female fighters in various weight classes. The event was held for a live ticketed audience as well as a media broadcast pay-per-view audiences in the United States and internationally. The Company's subsidiary also engaged in the sale of branded merchandise at the event. The second main event marked sequential improvements in several key performance measures, including increased ticket sales, increased streaming viewership, and significant improvements in fan engagement through the Company's website and social media channels.

On September 27, 2024, XFC Global hosted "XFC 51: Evolution" at the Baird Center in Milwaukee, Wisconsin. The event featured seven total bouts with a variety of male and female fighters in various weight classes. The event was held for a live ticketed audience as well as a media broadcast to pay-per-view audiences in the United States and internationally and included the sale of branded merchandise at the event.

On March 28th, 2025, XFC Global Hosted "XFC 52: The Awakening" at Xtream Arena in Coralville, IA. The event featured seven total bouts and was held for a live ticketed audience as well as a media broadcast in the United States and internationally.

In October of 2025, the company executed its first acquisition of a Regional MMA promotion, Borroka MMA. Borroka, and its founder, Randel Aleman, are an up-and-coming MMA promotion with roots in Nevada giving XFC the ability to host additional events in the "Fight Capital of the World." The acquisition of Regional MMA promotions like Borroka is a foundation of XFC's roll-up strategy to generate scale and cost synergies in the sport

XFC also restarted their "Young Guns" series of events featuring emerging MMA fighters in smaller venues presented before a live audience and broadcast via our media partners. To date in 2025, XFC has held eight (8) Young Guns events. The Company is also in the initial stages of developing additional entertainment properties spanning combat sports, other developmental leagues, and more.

Live events are produced for spectators as well as for broadcast over media, including pay-per-view streaming services. During the third quarter of 2024, we announced an additional distribution arrangement with the U.S. Department of Defense to broadcast XFC events live on the American Forces Network. In the first quarter of 2025, we announced distribution agreements with BeIN Sports in the United States/Canada, Band Sports in Brazil, and CDN Deportes in the Dominican Republic.

Defaults Upon Senior Securities as of 9/30/25

During the quarter ended March 31st, 2024, the Company negotiated a credit agreement with its majority shareholder and control person (the "Shareholder Credit Agreement") pursuant to which the Company is able to borrow funds to meet its working capital needs up to $1,250,000 (each an "Advance") with the sum of all Advances to be repaid fifty-nine (59) months from the date of the first Advance (the "Credit Term"), and are generally evidenced by a promissory note with interest accruing at a rate of 18% per annum. The related party has loaned $1,211,635 against this credit agreement.

The related party subsequent to this credit agreement has loaned $2,138,700 under various notes bearing interest at 15% to be paid January 1, 2029.

The Company has incurred related party interest expense of $193,977 and $0 during the years ended December 31, 2024, and 2023, respectively.

The Company has not paid the principal and interest due on notes payable aggregating $999,438 as of December 31, 2023. See Notes 5 and 6 to the Consolidated Financial Statements. These Notes are due upon demand and no demand has been made upon such Notes.

Derivative Liabilities

The Company follows the provisions of FASB ASC Topic No. 815-40, "Derivatives and Hedging - Contracts in an Entity's Own Stock", for the embedded conversion options that were accounted for as derivative liabilities at the date of issuance and adjusted to fair value through earnings at each reporting date. In accordance with ASC 815, the Company has bifurcated the conversion feature of the convertible debts along with any free-standing derivative instruments and recorded derivative liabilities on their issuance date. The Company uses the Black-Scholes model to value the derivative liabilities.

Regulation

Our business relies heavily on interpreting and complying with individual state sports commission rules and regulations, as well as rules and regulations pertaining to direct-to-consumer sales, including but not limited to the processing and distribution of merchandise for MMA events. Any changes to the laws, licensing schemes, or enforcement of the same could be detrimental to our business.

Employees

Our current staff is as follows :

> Chris Defendis – President and Secretary, Xtreme One Entertainment, Inc.
> Chris Dawson – CFO, Treasurer, Xtreme One Entertainment, Inc.
> Randel Aleman – COO, XFC Global, Inc.
> Eduardo Duarte – Head of Fight Operations, XFC Global, Inc.
> Haley Toigo – Marketing Associate, Xtreme One Entertainment, Inc.

Legal Matters

As of September 30, 2025, the Company had no outstanding legal matters.

USE OF PROCEEDS

The Company intends to allocate proceeds across the categories shown below. Actual amounts may vary depending on the total raised, but funds will be applied within these categories to advance the Company's business plan. Management retains discretion to adjust allocations as needed to reflect operating conditions, legal and compliance requirements, and opportunities to maximize investor value.

Use of Proceeds	% of Proceeds if Target Offering Amount ($10k) Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount ($5M) Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$425,000
Consulting and Team Compensation	20%	$2,000	14%	$700,000
Sales & Marketing	10%	$1,000	10%	$500,000
Event Operations	50%	$5,000	30%	$1,500,000
Legal	10.00%	$1,000	2%	$100,000
Regulatory Filings	2%	$200	.5%	$25,000
Debt	0%	$0	10%	$500,000
M&A	0%	$0	25%	$1,250,000
Total	**100.0%**	**$10,000**	**100.0%**	**$5,000,000**

The Company may adjust the actual use of proceeds from those set forth above to reflect business needs or changing market conditions. Allocations are estimates and subject to change.

DIRECTORS, OFFICERS, MANAGERS, ADVISORS AND KEY PERSONS

The Board of Directors of the Company are elected by the stockholders to a term to be determined at the time of engagement and serve, following their resignation or dismissal, until a successor is elected and qualified. Officers of the Company are appointed by the Board of Directors for a term to be determined at the time of engagement and serve, following their resignation, until a successor is duly appointed and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing, or compensation committees. The Board of Directors also appointed our officers in accordance with the By-laws of the Company, and they typically serve pursuant to employment agreements negotiated between the Board of Directors and the respective officer; currently, there are no such employment agreements. Officers listed herein are employed at the whim of the directors and state employment law, where applicable.

The name, age, and position of our officer and director are set forth below:

Name	Age	First Year as a Director or officer	Office(s) held
Chris Defendis	47	2024	President and Secretary
Chris Dawson	48	2025	Chief Financial Officer
Jeffrey T. Lambert	53	2024	Chairman and Director
Ettore Ewen Jr.	38	2023	Director
Hiram E. Jackson	59	2023	Director
James M. Kanter	54	2023	Director
Jose Lozano	53	2023	Director
Jennifer (Taft) Gilroy	36	2024	Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

Directors are entitled to reimbursement for expenses associated with attending meetings but receive no regular compensation for their services as directors. Notwithstanding the foregoing, on June 7, 2024, the Company authorized a one-time issuance of 400,000 shares of the company's common stock to the five (5) members of the board, excluding the Chairman. Additionally, directors who are employees may receive compensation for services other than as directors. As of the date of this Offering Circular, other than the aforementioned share issuance, no compensation has been paid to directors for services.

Biographical Information

Mr. Chris Defendis currently serves as the Company's President since July 1, 2024. From November 2023 through June 2024, Mr. Defendis served as a strategic advisor for Silver Birch Growth where he specialized in advising organizations seeking to accelerate revenue generation, innovate business models, and optimize product roadmaps. From February 2023 through September 2023, Mr. Defendis served as Vice President, Affiliate Marketing for the WWE where he was responsible for the marketing strategy and partnerships between WWE and their broadcast/streaming partners, including Peacock, USA Network, NBC Sports, Fox Sports, Hulu and A&E. From September 2019 through September 2022, Mr. Defendis served as Vice President of Partner Management for Warner Bros. Discovery, where he led revenue and growth strategy for HBO Max and Warner Bros. Discovery's largest partners representing more than $1.5 billion in annual revenue and more than 15 million customers. From May 2015 through September 2022, Mr. Defendis served as Vice President of Network Distribution for HBO, where he worked with HBO's largest distribution partners to develop HBO's go-to-market strategy and lead HBO's customer acquisition and retention efforts. Mr. Defendis received his Bachelor of Education in Sport Management from the University of Dayton in 2000, and his MBA in Strategy, Execution and Valuation from DePaul University in 2007.

Chris Dawson, Chief Financial Officer is a Partner and Chief Financial Officer at Ag Business Solutions, a national accounting and management firm and multi-family office serving over 70 companies across the agricultural industry, with a strong emphasis on dairy and related consumer products With nearly two decades at the firm, Chris has played a key role in driving client growth, M&A and sophisticated capital structuring, and leads the business operations team spanning strategic planning, finance, risk management, real estate and sustainability. Under his guidance, clients have experienced growth exceeding 500% during his tenure. In addition, Chris was part of the team that launched and scaled the Fairlife brand and family of dairy products, one of the fastest growing products of all time in the CPG category, including the sale of Fairlife to The Coca-Cola Company.

In addition to his work at Ag Business Solutions, Chris is also a Partner at CatchMark Technologies, a technology services firm, further reflecting his commitment to innovation and operational excellence across sectors. Before joining Ag Business Solutions, Chris spent nearly a decade as a CPA at both regional and global public accounting firms. His work focused on audit and assurance services, while also encompassing tax planning, management consulting, M&A advisory, and compliance services. His diverse client portfolio included companies in manufacturing, agriculture, health care, and local government. Chris earned his bachelor's degree in business from Alma College, where he was also a student-athlete. His professional values—centered on integrity, client service, and results—are deeply rooted in the lessons he learned growing up in a family-run business, and he applies this ethos to his leadership in business as well as with the non-profits he serves.

Mr. Jeffrey T. Lambert serves as the Company's Chairman of the Board of Directors. Mr. Lambert is a globally recognized entrepreneur and Founder, U.S. Executive Chairman of LLYC, and Director of Lambert Global, LLC, a marketing and public relations (PR) firm which he founded at age 26 and has led through 25 straight years of growth to become Michigan's largest PR company, a top-50 PR firm in the U.S., and a top-10 firm nationally in investor relations (IR) and financial communications, as well as a top-10 PR firm for mergers and acquisitions (M&A), and Private Equity deal activity. Lambert was acquired in November ___24 by LLYC, a top-50 marketing and corporate affairs agency globally and the largest agency serving the Spanish speaking and Latin America world with offices in 14 countries. In addition, during the last five years, Mr. Lambert has served on several Boards of private equity (PE)-backed and public companies, including the advertising and brand strategy firm Gravity Global, Aqua Leisure, an outdoor products company, and Poolcat Products, a retail and service company. Mr. Lambert has extensive experience in capital markets, sports and entertainment marketing, public relations and communications, as well as significant business experience in operations, transactions and managing growth. Mr. Lambert received his Bachelor' Degree in Advertising from Michigan State University in 1993 and was recognized with the Distinguished Alumni award from both the MSU College of Communications Arts & Sciences and Michigan State University Swimming. He is a member of the global CEO network YPO and served on the Board and in various leadership roles in the organization.

Mr. Ettore Ewen Jr. has been serving as a Director of the Company since October 2023. Mr. Ewen Jr. is a global personality and superstar wrestler for the WWE under the professional name "Big E" where he holds the title of "WWE World Champion". During the last five years Mr. Ewen Jr. has performed on Raw, Smackdown, NXT and WWE's Premium Live Events; has served as the in-game host for the USFL's Michigan Panthers home games at Ford Field in Detroit, and the USFL Championship game in Canton, OH. Mr. Ewen Jr. has also served as the Host of Discover Digital Locker Room Tour series, and as a panelist for every WWE PLE Countdown show and Post show since WrestleMania 40. Mr. Ewen Jr. has extensive experience in extreme sports and entertainment, and live sporting events with a strong reputation in the Company's core target markets. Mr. Ewen Jr. received his Bachelor of Arts from the University of Iowa in 2008.

Mr. Hiram E. Jackson has been serving as a Director of the Company since October 2023. Mr. Jackson also currently serves as the CEO of Real Times Media, a position he has held for the past 18 years. In his role as Chief Executive Officer of Real Times Media, Mr. Jackson built the company as a multi-media enterprise with full or partial ownership interests the most extensive African American newspaper collective in the nation, which includes The Atlanta Daily World, The Chicago Defender, The Michigan Chronicle and The New Pittsburgh Courier. Real Times Media also serves as a full-service marketing and communications company providing strategy, event marketing, promotion, online initiatives, production, film and streaming entertainment graphics, videos and event management for selected broadcast television and radio organizations. Mr. Jackson received his Bachelor of Science in Industrial and Labor Relations from Cornell University in 1987.

Mr. James M. Kanter has been serving as a Director of the Company since October 2023. Mr. Kanter also currently serves as a Partner and Chief Commercial Officer of Central Standard Craft Distillery and as Chairman of Board Wisconsin Center District, Milwaukee Wisconsin. Mr. Kanter previously served as Vice President of Commercial

Operations, with Molson Coors, where he had served in various positions for 19 years. Mr. Kanter also served as the Chief Commercial Officer of Sprecher Brewing, where he was responsible for all commercial activities of the company, including sales, marketing, strategic planning and financial planning. Mr. Kanter is a seasoned executive with extensive experience in sales, marketing and strategic planning, as well as major sports and event sponsorships. Mr. Kanter received his Bachelor of Advertising and Public Relations from Michigan State University in 1992, and his MBA in International Marketing and Finance from DePaul University in 2000.

Jose Lozano has been serving as a Director of the Company since October 2023. Mr. Lozano also currently serves as CEO of Gravity Global, following Gravity Global's acquisition of the 9th Wonder Agency, a global strategic marketing, media and idea company headquartered in Houston with employees in seven cities. Gravity Global provides leading global brand-to-demand marketing consultancy specializing in branding, digital strategy, media planning, marketing strategy, public relations, social media, advertising and creative services. As a senior executive in the marketing industry for over 17 years, Mr. Lozano has worked with some of the largest U.S. brands, including Mattress Firm, NVIDIA, McDonalds and Ford. Mr. Lozano received his Bachelor of Business Administration from Baylor University in 1993.

Ms. Jennifer (Taft) Gilroy has been serving as a Director of the Company since May 2024. Ms. Gilroy, best recognized under her professional broadcast name, "Jenny Taft"; began her broadcasting career with the Fox Sports affiliate, Fox Sports North (FSN) in 2012, and was quickly promoted to join FS1's network for their launch in 2013. Since then, Ms. Taft has contributed to the network with a variety of roles for FOX Sports, including as the lead reporter for the network's college football BIG NOON Kickoff coverage, host for the Westminster Kennel Club Dog Show and reporter for several other major events, including this summer's CONMEBOL Copa America 2024™, FIFA Women's World Cup Australia & New Zealand 2023™ and FIFA World Cup Qatar 2022™. Ms. Gilroy received her Bachelor of Arts degree in Broadcast Journalism from Boston University in 2010.

Indemnification

Indemnification is authorized by the Company of the Manager and its officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees. Its operations are carried out by its founders, officers, and contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

100% of the issued and outstanding shares of the Company are held by its founders and early stakeholders. At the closing of this Offering, the Company's outstanding equity interests will include the securities sold pursuant to Regulation CF.

Outstanding Equity interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Common Shares
Authorized	300,000,000
Amount Outstanding	137,223,434
Voting Rights	Pro rata
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares or classes of shares which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	20%

Type	Preferred Shares
Authorized	150,000,000 (2,000,000 Series A Convertible Preferred)
Amount Outstanding	2,000,000
Voting Rights	On an as converted basis
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares or classes of shares which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	80%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following outstanding debt:

Type	Promissory Note	Promissory Note	Loan Agreement	Optional Advance Credit Agreement	Promissory Note	Promissory Note	Promissory Note	Promissory Note	Promissory Note	Promissory Note
Creditors	Chris Defendis	Patricia Govert	Jeff Lambert #1	Jeff Lambert #2	Jennifer Gilroy	Kevin Basset	Michael O'Connell	Michael Valeant	Agile Lending, LLC	Charles Lerg
Amount Outstanding	$ 62,073.05	$ 28,476.95	$ 1,575,707.15	$ 2,336,432.89	$ 26,650.55	$ 28,900.50	$ 28,026.40	$ 27,243.15	$ 44,241.62	$ 999,438.42
Interest Rate and Amortization Schedule	15%, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	18%, PIK, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	15%, Interest & Principal Due at Maturity	138%, Weekly Payments	9%, Interest & Principal Due at Demand
Description of Collateral	NA	NA	NA	NA	NA	NA	NA	NA	All assets of Xtreme One Entertainment, Inc.	NA
Other Material Terms	Convertible at Borrower Discretion	Convertible at Borrower Discretion	PIK Interest		Convertible at Borrower Discretion	Convertible at Borrower Discretion	Convertible at Borrower Discretion	Convertible at Borrower Discretion	Personally Guaranteed by Jeffrey Lambert	
Maturity Date	12/31/2025	12/31/2025	1/1/2029	1/29/2029	12/31/2025	12/31/2025	12/31/2025	12/31/2025	11/11/2025	Due on Demand
Date Entered Into	10/9/2024	10/16/2024	2/1/2024	7/1/2024	4/29/2025	9/26/2024	12/16/2024	2/25/2025	4/23/2025	Assigned to Lerg October 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage ownership
Jeffrey T. Lambert	30,400,000 Common Shares	
Bring It, LLC*	20,000,000 Common Stock	80+%
Jeffrey T. Lambert	2,000,000 Series A Preferred	

* JEFFREY LAMBERT IS THE CONTROLLING MEMBER OF BRING IT, LLC

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Xtreme One Entertainment, Inc. ("XONI" or the "Company") was incorporated in the State of Delaware on May 5, 1995. During the year ended December 31, 2023, the Company operated primarily as a diversified holding company with limited operating activity while it evaluated and implemented a strategic shift in its business model.

On September 15, 2023, the Company completed a stock-for-stock acquisition of XFC Global Inc., which was accounted for as an asset acquisition, and subsequently rebranded as Xtreme One Entertainment, Inc. As a result of this transaction, the Company transitioned its business focus to media, entertainment, live sports, and event marketing, with an emphasis on mixed martial arts ("MMA") content and promotion. The Company's new operating activities were limited during the latter part of 2023 as management focused on organizational restructuring, brand development, and integration of acquired intellectual property.

For the year ended December 31, 2023, the Company generated revenues of approximately $45,000, primarily related to early-stage entertainment and promotional activities. Total operating expenses for the year were approximately $281,000, consisting primarily of general and administrative expenses and cost of sales. The Company reported a loss from operations of approximately $236,000 and a net loss of approximately $1.4 million, driven largely by non-cash derivative losses and other financing-related expenses associated with its capital structure.

For the year ended December 31, 2024, the Company expanded its operational activities under the XFC brand, including the promotion of MMA-related events, athlete development, merchandise sales, marketing initiatives, and content development. Revenues increased to approximately $157,000 in 2024 as the Company began monetizing its entertainment platform. However, the Company continued to incur significant operating costs as it scaled its business. Total operating expenses for 2024 were approximately $4.0 million, including approximately $1.7 million in cost of sales and $2.3 million in general and administrative expenses, reflecting increased marketing, branding, professional fees, personnel costs, and amortization of acquired intangible assets. As a result, the Company reported a loss from operations of approximately $3.8 million for the year.

The Company also recorded significant non-operating expenses during 2024, including a derivative loss of approximately $1.9 million related to the fair value adjustment of its Series A convertible preferred stock, as well as interest expense on notes payable. After accounting for these items, the Company reported a net loss of approximately $6.0 million for the year ended December 31, 2024.

As of December 31, 2024, the Company had an accumulated deficit of approximately $16.0 million and limited cash resources. The Company's historical results of operations reflect its early-stage status in the execution of its new business strategy, and management expects operating losses to continue in the near term as it invests in event production, brand expansion, and revenue-generating initiatives.

The foregoing discussion should be read in conjunction with the Company's audited financial statements included as Exhibit A to this Form C.

Cash and Cash Equivalents

As of September 30, 2025 the Company had an aggregate of $21,730 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as described under the section titled *Use Of Proceeds*, which forms an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures (such as property, plant, or equipment) in the near future. Planned expenditures from this Offering relate primarily to operating expenses, including technology development, marketing, and compliance.

Valuation

The Company has not established a pre-Offering valuation; the Securities are priced arbitrarily for purposes of this Offering.

Material Changes and Other Information

There have been no material changes in the Company's financial condition or operations since December 31, 2024.

Trends and Uncertainties

The Company expects to incur losses as it develops its business. Investors should carefully consider whether the Company will be able to achieve the milestones described in this Form C within the estimated time frames, and whether additional financing will be required to execute the business plan. Delays or failure to secure future financing could adversely impact operations.

Previous Offerings of Securities

In December 2025, under Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) of Regulation D, the Company sold 2,000,000 shares of its common stock for $200,000 at $0.10 per share. The use of proceeds of the investment went to working capital for 2026, pay down debt, and execute investor relations campaign around our Reg CF raise.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Effective September 15, 2023, the Company's Board of Directors approved (a) the acquisition of all of the issued and outstanding capital stock of XFC Global Inc., a Wyoming corporation ("XFC Global") in a stock-for-stock exchange, (b) the amendment of the Company Series A Convertible Preferred Stock (the "Series A Preferred") so as to reduce the number of shares of Series A Preferred authorized and to modify certain of the rights, privileges and preferences of the Series A Preferred, and (c) the redemption of all the Company's issued and outstanding Series D convertible Preferred Stock (the "Series D Preferred") for certain management rights to properties located in Huerfano County, Colorado (the "Huerfano Properties") and the assumption and indemnification against all current outstanding obligations accrued and unpaid together with any future claims against the Company related to the Huerfano Properties. Effective September 15, 2023 the majority of the Series A Convertible Preferred Stockholders approved amending the rights, privileges, preferences, and restrictions, and reduced the number of shares authorized as Series A Convertible Preferred Stock from One Hundred Million 100,000,000) shares to Two Million (2,000,000) shares (the "Amended Series A Preferred").

On September 27, 2023, Bring It LLC, a Limited Liability Company ("Bring It") controlled by Jeffery T. Lambert ("Lambert"), the Managing Member and majority Bring It Membership Interest owner ("Lambert"), entered into a Stock Purchase Agreement with Brent Crouch, the advisory accountant for the Company ("Crouch"), pursuant to which Bring It acquired 20 Million shares of the Company's Common Stock held by Crouch (the "Crouch Shares"). The acquisition of Couch Shares closed on October 23, 2023.

On October 12, 2023, the Company entered into an Acquisition and Stock Exchange Agreement with Lambert, the sole shareholder of XFC Global Inc., a Wyoming corporation ("XFC Global") pursuant to which the Company agreed to acquire all of the issued and outstanding capital stock of XFC Global (the "XFC Shares") by way of an exchange of 30 million shares of the Company's $.001 par value restricted Common Stock (the "Acquisition Shares") for 60 million shares of no par value Common Stock of XFC Global owned by Lambert in a stock-for stock transaction (the "XFC Transaction"). The XFC transaction closed effective October 23, 2023.

Effective October 23, 2023, Bring It acquired the Two (2) Million of the Amended Series A Preferred stock from Crouch and Janovec (the "Series A Transaction"). The Certificate of Amendment as to the amended rights, privileges, preferences, restrictions, and number of shares authorized as Amended Series A Preferred are set forth in the Certificate of Amendment filed October 20, 2023 (the "Amended and Restated Series A Certificate of Designation"). The Series A Transaction resulted in Lambert becoming the Company's "control person".

Simultaneously with the XFC Transaction, the purchase of the Crouch Shares and the Series A Transaction, Lambert proposed adding four (4) members to fill current vacancies on the Company's Board of Directors (the "Board"): Ettore G. Ewen, Jr., Hiram E. Jackson, James M. Kanter, and Jose Lozano. Messer's Ewen, Jackson, Kanter and Lozano were appointed Directors of the Company effective October 23, 2023 (the "New Board Appointments"). Following the New Board Appointments Janovec resigned which became effective at the close of business October 23, 2023 (the "Janovec Resignation").

Concurrently with the New Board Appointments, Lambert appointed Douglas Kuiper as Chief Executive Officer and Jeff Tryka as Chief Financial Officer, Secretary and Treasurer of the Company (the "New Management Appointments"). In addition, as part of the series of events leading up to the New Board Appointments, the Janovec Resignation and the New Management Appointments, effective October 23, 2023, the Janovec-led Board of Directors together with the holders of the Series D Preferred mutually agreed to a redemption of the Series D Preferred in exchange for an assignment of the Companies rights to manage a portion of the Huerfano Properties together with the assumption of all of the Company's accrued and unpaid obligations against the Company related in any way to its operation of the Huerfano Properties and the indemnification against any future claims related to the subject properties (the "Exchange and Assumption Agreement").

Collectively, the XFC Transaction, the purchase of the Crouch Shares, the Series A Transaction, the New Board Appointments, the Janovec Resignation and the New Management Appointments constitute "Change of Control Transactions."

Following the Change of Control Transactions, Lambert, as the new "control person" approved the change of the corporate name from" CannaGrow Holdings Inc.", to "Xtreme One Entertainment Inc." ("Xtreme"); a Certificate of

Amendment as to the change of the corporate name was filed with the Delaware Secretary of State on December 20, 2023, with an effective date of December 28, 2023. In January 2024 the Company temporarily moved its executive offices to 47 Commerce Ave. SW Grand Rapids, Michigan 49503. The executive office of XFC Global was also temporarily moved to 47 Commerce Ave. SW Grand Rapids, Michigan 49503.

For the period covered under this report, Lambert Global LLC ("Lambert by LLYC or LLYC US") is related to Lambert and provides marketing, production and investor relations services to the Company. Lambert by LLYC is an entity that was formerly majority owned by Lambert. Lambert sold his majority stake in 2024, and remaining stake in 2025, therefore currently possesses no ownership interest in LLYC US. Management believes the services provided by Lambert represent an important part of the Company's sports and entertainment marketing strategy, and these services are provided at terms that are comparable to what similar service providers would offer in the market.

In March 2024, we entered into the Credit Agreement with Lambert pursuant to which Lambert made Advances to us to enable us to meet our working capital needs up to $1,250,000, with the sum of the Lambert Advances to be repaid fifty-nine (59) months from the date of the first Advance, with each Advance, either as a direct deposit to the Company or as a direct payment to a Vendor, to be evidenced by a promissory note with interest accruing at a rate of 18% per annum. In addition, Lambert agreed to make Secondary Loans available, on a case-by-case basis, to fund our working capital needs above the Credit Agreement limit on similar terms to the Credit Agreement, at an interest rate of 15%. The Company has and intends to continue to utilize Lambert Advances and Secondary Loans as well as Loans from other Board Members to fund its operations.

At December 31, 2023 we had $198,479 in related party Vendor Financing and $0 in Notes payable-related-party related to our majority shareholder and control person, Jeffrey T. Lambert ("Lambert"). During the quarter ending March 31, 2024 we entered into a credit agreement (the "Credit Agreement") with Lambert to enable us to borrow funds to meet our working capital needs up to $1,250,000 (each an "Advance", collectively the "Lambert Advances"), with the sum of the Lambert Advances to be repaid fifty-nine (59) months from the date of the first Advance (the "Credit Term"), with each Advance, either as a direct deposit to the Company or as a direct payment to a Vendor, to be evidenced by a promissory note with interest accruing at a rate of 18% per annum. In addition, Lambert agreed to make Secondary Loans available, on a case-by-case basis, to fund our working capital needs above the Credit Agreement limit on similar terms to the Credit Agreement, at an interest rate of 15%.

For the nine months ended September 30, 2024 we received $1,211,635 in Lambert Advances, Secondary Loans of $353,000 evidenced by promissory notes payable at 15% interest, an additional $1,178,580 in Vendor Financing, together with $108,101 in accrued interest on the Lambert Advances and Secondary Loans, for a total of $ $2,743,215 from related party financing activities.

There are no other related-party transactions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $9,999.90 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of shares of common stock (the "**Securities**") on a best efforts basis as described in this Form C (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by the date that is 186 days from the commencement of offering (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors

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who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Investment Limits for Non-Accredited Investors

Regulation CF investor limitations restrict non-accredited individuals to investing based on their income/net worth (5% if below $124k, 10% if above) within a 12-month period, with a total cap of $124,000 across all Reg CF deals, protecting them from overextending in these high-risk, illiquid investments, while accredited investors face no such limits.

- **If annual income or net worth is LESS than $124,000**: You can invest the **greater of $2,500 or 5%** of the greater of your annual income or net worth.

- **If both annual income and net worth are $124,000 or MORE**: You can invest up to **10%** of the greater of your annual income or net worth, but not exceeding the $124,000 overall cap.

- **Overall 12-Month Cap**: Regardless of income/net worth, the total amount invested in all Regulation CF offerings within any 12-month period cannot exceed **$124,000**.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company has selected Equiniti, an SEC-registered securities transfer agent, to act as its transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Voting and Control

The Securities entitle the holders to vote as holders of the Company's common stock.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

The issuer shall pay a fee of 8.5% of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING REPRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chris Defendis
(Signature)

Chris Defendis
(Name)

President and Secretary
(Title)

12/30/2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Chris Dawson
(Name)

Chief Financial Officer
(Title)

12/30/25
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)

TABLE OF CONTENTS   **Page**



L J SOLDINGER
ASSOCIATES

Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Xtreme One Entertainment Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtreme One Entertainment Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had an accumulated deficit of approximately $16.0 million and a working capital deficit of approximately $7.1 million as of December 31, 2024, and had negative cash flow from operations of approximately $2.3 million for the year then ended. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter - Restatement of Financial Statements

As discussed in Note 10 to the financial statements, the accompanying financial statements as of December 31, 2024 and 2023 and for each of the years then ended, have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

LJ Soldinger Associates, LLC

Deer Park, IL
December 18, 2025

Type text here

We have served as the Company's auditor since 2024.
PCAOB ID: 318

1

21925 Field Parkway, Suite 240 Deer Park, IL 60010 Tel: 847·726·8100 Fx: 847·726·6770 www.soldinger.com

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	(As Restated)	(As Restated)
Assets		
Current Assets		
Cash	$ 5,263	$ -
Accounts receivable	8,022	-
Inventory	10,598	-
Prepaid expenses	35,250	-
Total Current assets	59,133	-
Intangible assets - net	524,230	583,928
Total Assets	$ 583,363	$ 583,928
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts payable and accrued expenses	$ 448,073	$ 40,348
Accounts payable and accrued expenses – related party	1,461,924	198,479
Notes payable	972,468	847,468
Note payable – related party, current portion	1,013,700	-
Derivative liabilities	3,280,000	1,344,234
Total current liabilities	7,176,165	2,430,529
Notes payable – related party, net of current portion	1,211,635	-
Total liabilities	8,387,800	2,430,529
Commitments and Contingencies		
Stockholders' Deficit		
Preferred stock, Class A convertible, $.001 par value, 2,000,000 shares authorized, 2,000,000 shares issued and outstanding at December 31, 2024 and 2023;	2,000	2,000
Preferred stock, Class B convertible, $.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2024 and 2023	-	-
Preferred stock, Class C convertible, $.001 par value, 20,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2024 and 2023	-	-
Preferred stock, Class D convertible, $.001 par value, 25,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2024 and 2023	-	-
Common stock - $.001 par value, 300,000,000 shares authorized 137,223,434 and 132,073,434 shares outstanding at December 31, 2024 and 2023, respectively	137,223	132,073
Additional paid-in capital	8,077,979	7,993,959
Accumulated (deficit)	(16,021,639)	(9,974,633)
Total stockholders' (deficit)	(7,804,437)	(1,846,601)
Total Liabilities and Stockholders' (Deficit)	$ 583,363	$ 583,928

The accompanying notes are an integral part of these statements.

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
Consolidated Statements of Operations

	For the Years Ended December 31,	
	2024	2023
	(As Restated)	(As Restated)
Revenues	$ 157,202	$ 45,000
Costs and expenses		
Cost of sales	1,698,892	31,500
General and administrative expenses	2,295,971	249,817
Total costs and expenses	3,994,863	281,317
Loss from operations	(3,837,661)	(236,317)
Other income (expense)		
Other income	-	11,514
Gain on cancellation of preferred stock	-	174,046
Derivative loss	(1,935,766)	(1,344,234)
Interest expense – related party	(193,977)	-
Interest expense	(79,602)	(18,598)
Total other income (expense)	(2,209,345)	(1,177,272)
(Loss) before provision for income taxes	(6,047,006)	(1,413,589)
Provision for income taxes	-	-
Net loss	$ (6,047,006)	$ (1,413,589)
Loss per share - basic and diluted	$ (0.04)	$ (0.01)
Weighted average number of shares - basic and diluted	135,470,838	106,347,407

The accompanying notes are an integral part of these statements.

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
Consolidated Statements of Stockholders (Deficit)

	Series A Shares	Series A Amount	Series C Shares	Series C Amount	Series D Shares	Series D Amount	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated (Deficit)	Stockholders' (Deficit)
Balance, December 31, 2022	42,000,000	$ 42,000	184,500	$ 185	10,000,000	$ 10,000	102,073,434	$102,073	$7,565,005	$ (8,561,044)	$ (841,781)
Cancellation preferred stock	-	-	(184,500)	(185)	-	-	-	-	-	-	(185)
Redesignation of preferred stock	(40,000,000)	(40,000)	-	-	-	-	-	-	40,000	-	-
Contribution of capital	-	-	-	-	-	-	-	-	48,000	-	48,000
Issuance of common stock for acquisition	-	-	-	-	-	-	30,000,000	30,000	510,000	-	540,000
Cancellation preferred stock	-	-	-	-	(10,000,000)	(10,000)	-	-	(169,046)	-	(179,046)
Net loss	-	-	-	-	-	-	-	-	-	(1,413,589)	(1,413,589)
Balance, December 31, 2023	2,000,000	2,000	-	-	-	-	132,073,434	132,073	7,993,959	(9,974,633)	(1,846,601)
Issuance of common stock for debt	-	-	-	-	-	-	2,350,000	2,350	9,400	-	11,750
Issuance of common stock for services provided	-	-	-	-	-	-	2,800,000	2,800	74,620	-	77,420
Net loss	-	-	-	-	-	-	-	-	-	(6,047,006)	(6,047,006)
Balance, December 31, 2024	2,000,000	$ 2,000	-	$ -	-	$ -	137,223,434	$137,223	$8,077,979	$(16,021,639)	$ (7,804,437)

The accompanying notes are an integral part of these statements.

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
Consolidated Statements of Cash Flow

| | For the Years Ended December 31, | |
	2024	2023
Operating activities:		
Net loss	$ (6,047,006)	$ (1,413,589)
Adjustments to reconcile net earnings to net cash provided by operating activities		
Amortization expense	59,698	11,418
Derivative loss	1,935,766	1,344,234
Cancellation of preferred stock C	-	(185)
Cancellation of preferred stock D	-	(174,046)
Issuance of common stock for services	77,420	-
Payment of debt with common stock	11,750	-
Changes in assets and liabilities:		
(Increase) in accounts receivable	(8,022)	(45,000)
(Increase) in inventory	(10,598)	-
(Increase) in prepaid expenses	(35,250)	-
Increase in accounts payable and accrued expenses	407,725	163,002
Increase in accounts payable and accrued expense – related party	1,263,445	104,166
Net cash (used in) operating activities	(2,345,072)	(10,000)
Financing activities:		
Proceeds from note payable – related party	2,225,335	10,000
Proceeds from notes payable	125,000	-
Net cash provided from financing activities	2,350,335	10,000
Net increase in cash and cash equivalents	5,263	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 5,263	$ -
Supplemental disclosure of cash flow information		
Cash paid during the periods for interest	$ -	$ -
Cash paid during the periods for income taxes	$ -	$ -
Noncash financing and investing activities:		
Intangible assets acquired from asset acquisition	$ -	$ 595,346
Accounts payable assumed from asset acquisition	$ -	$ 55,346
Accounts payable balance as capital contribution	$ -	$ 48,000
Accounts receivable as portion of cancellation of Series D preferred stock	$ -	$ 135,000
Accounts receivable as portion of cancellation of Series D preferred stock	$ -	$ 130,000

The accompanying notes are an integral part of these statements.

NOTE 1 – DESCRIPTION OF BUSINESS

The Company was formed as a Delaware corporation on May 5, 1995, as Topper's Brick Oven Pizza, Inc. Since the inception of the Company there have been several subsequent name changes resulting in the Company being named CannaGrow Holdings, Inc., with a further name change on December 28, 2023 to "Xtreme One Entertainment, Inc.", which was approved by the Company's Board, effective December 28, 2023.

The Company changed its business model during the spring of 2014 and entered the Medical and Recreational Marijuana industry in the State of Colorado as a Lessor, Liaison, and Consultant to developers, licensed growers, and operators. From 2014 through the year-ended December 31, 2022, the Company worked as a property manager on a 20-acre lease in which the Company acted as a liaison with the various County and State Agencies, and Utility companies.

As CannaGrow Holdings, Inc. the Company served as a management company for various farm products – it does not and will not, grow, harvest, distribute or sell marijuana or any substance that violates the laws of the United States of America.

Effective October 23, 2023, the Company rebranded itself and implemented a strategic shift in its core business to focus on sports and entertainment event marketing. As Xtreme One Entertainment, Inc. (formerly Cannagrow Holdings, Inc.), through its wholly owned subsidiary, XFC Global Inc. ("XFC Global"), the Company has been exploiting certain licensing rights to the intellectual property, branding and media acquired by ProActive Management Inc. ("PMI"), a subsidiary of Xtreme Fighting Championships Inc. ("XFCI"). XFCI was an early entrant in mixed martial arts (MMA) and developed an extensive library spanning thousands of hours of fights across the globe and featuring some of MMA's top fighters during its nearly two decades of activity. The Company has no other relationship with XFCI, nor are any XFCI officers, employees or directors affiliated with the Company.

In addition to sponsoring and promoting premier mixed martial arts events under the XFC brand, beginning in the second quarter of 2024, the Company intends to develop additional Xtreme One-sponsored entertainment properties spanning combat sports, watersports and others, with live events to be produced for spectators as well as broadcasting over media, including pay-per-view streaming services. Additionally, the Company seeks sponsorship partners to advertise at live and broadcast events, offering partners logo and product placement at various platforms within the event venues or on broadcasts. The Company also markets branded apparel and merchandise under its owned and licensed brands.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Xtreme One Entertainment, Inc. (formerly Cannagrow Holdings, Inc.). and its wholly owned subsidiary XFC Global. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among other estimates, assumptions used in the allocation of the transaction price to separate performance obligations, the determination of fair values and useful lives of both long-lived assets and intangible assets, assumptions used in testing for impairment of long-lived assets, and assumptions used in the valuation of derivative liabilities. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

These audited consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues to date and has reported a net loss of $6,047,006 during the current fiscal year. We have an accumulated deficit from inception through December 31, 2024, of approximately $16,022,000 and have a working capital deficit of approximately $7,117,000 as of December 31, 2024. These conditions, among others, give rise to substantial doubt about our ability to continue as a going concern. Management is actively seeking additional equity or debt financing to continue to meet operating capital requirements. Management believes these steps may provide us with adequate funds to sustain our continued existence. There is, however, no assurance that the steps taken by management will meet all our needs or that we will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's existence is dependent upon advances from its affiliates, the sale of additional equity stock, loans, and management's ability to develop profitable operations. Management anticipates the Company will attain profitable status and improve its liquidity through the continued development, marketing, and selling of its live events, branded products, and advertising, as well as additional equity investments in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern. To improve the Company's liquidity, the Company is actively pursuing additional equity financing through discussions with investment bankers and private investors. There can be no assurance that the Company will be successful in its effort to secure additional equity financing. If operations and cash flow continue to improve through these efforts, management believes that the Company can continue to operate and achieve profitability. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. The reclassification had no effect on the reported results of operations.

Cash and Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, we consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Inventory

The Company accounts for inventory in accordance with ASC 330, *Inventory*. Inventory is valued at the lower of cost or market value, as determined by the first-in, first out ("FIFO") method. Inventory consists of merchandise sold by the Company at the events.

Advertising

The Company follows the policy of charging the costs of advertising to expenses as incurred. For the periods ending December 31, 2024 and 2023, advertising costs were $144,891 and $0, respectively. The Company expects advertising to materially increase due to the promotion of its events.

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, we determine revenue recognition through the following steps:

i.   Identification of the contract, or contracts, with a client
ii.   Identification of the performance obligations in the contract
iii. Determination of the transaction price
iv.   Allocation of the transaction price to the performance obligations in the contract
v.   Recognition of revenue when, or as, we satisfy a performance obligation

The revenue policies for the new activities are being established as customary in the entertainment industry.

Business Combinations

In accordance with ASC 805, *Business Combinations*, the Company accounts for all business combinations using the acquisition method of accounting. Under this method, assets, and liabilities, including any remaining non-controlling interests, are recognized at fair value at the date of acquisition. The excess of the purchase price over the fair value of assets acquired, net of liabilities assumed, and non-controlling interests is recognized as goodwill. Certain adjustments to the assessed fair values of the assets, liabilities, or non-controlling interests made subsequent to the acquisition date, but within the measurement period, which is up to one year, are recorded as adjustments to goodwill. Any adjustments subsequent to the measurement period are recorded in income. Any cost or equity method interest that the Company holds in the acquired company prior to the acquisition is re-measured to fair value at acquisition with a resulting gain or loss recognized in income for the difference between fair value and the existing book value. Results of operations of the acquired entity are included in the Company's results from the date of the acquisition onward.

Under ASC 805, asset acquisitions not meeting the definition of a business are accounted for by using the cost accumulation method. Under this method, cost of the acquisition, including certain transactions costs, is allocated to the assets acquired on the basis of relative fair values.

Intangible Assets and Impairments

Intangible assets with finite useful lives are recorded at cost and amortized on a straight-line basis over their estimated useful lives. The Company's intangible assets consist of acquired intellectual property and licensing rights with an estimated useful life of ten (10) years. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment are present, the Company compares the carrying amount of the asset to the undiscounted expected future cash flows. An impairment loss is recognized if the carrying amount exceeds the asset's fair value.

Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified with Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).The three levels of inputs used to measure fair value are as follows:

● Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The Company has convertible Series A Preferred Stock outstanding on December 31, 2024 and 2023, that are convertible into Company's common stock to be issued upon conversion of preferred stock based on the current conversion formula into shares of common stock. Due to there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion option embedded in the Preferred Stock, the conversion feature is classified as derivative liabilities and recorded at fair value. Changes in the fair value of the derivative liabilities are recognized in the statement of operations as a component of other income (expense) in the periods presented. (ref Note 8 – derivative liability)

| | Fair value measurements on a recurring basis | | |
	Level 1	Level 2	Level 3
As of December 31, 2024:			
Liabilities			
Derivative liabilities	$ -	$ -	$ 3,280,000
As of December 31, 2023:			
Liabilities			
Derivative liabilities	$ -	$ -	$ 1,344,234

Share-Based Compensation

The Company utilizes FASB ASC 718, *Stock Compensation,* related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Company estimates the fair value of stock-based compensation awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates the fair value of stock-based compensation awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options, all of which are highly complex and subjective variables. The expected life was calculated based on the simplified method as described by the SEC Staff Accounting Bulletin No. 110, Share-Based Payment. The Company's estimate of expected volatility was based on the volatility of peers. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the options. The Company accounts for forfeitures upon occurrence.

Income Taxes

Income taxes are computed using the asset and liability method, in accordance with ASC 740, *Income Taxes*. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic and Diluted Income (Loss) Per Share

The Company computes income (loss) per share in accordance with ASC 260, *Earnings Per Share*, which requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations. Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period, including convertible preferred shares. Dilutive income (loss) per share excludes all potential common shares if their effect is anti-dilutive. During the years ended December 31, 2024, and 2023, common stock equivalents are not considered in the calculation of the weighted average number of common shares outstanding because they would be anti-dilutive, thereby decreasing the net loss per common share.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in the Company's periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find the securities less attractive as a result, there may be a less active trading market for securities and the prices of securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards (that is, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies). The Company intends to take advantage of the benefits of this extended transition period.

Additionally, the Company is a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the common stock held by non-affiliates equals or exceeds $250 million as of the as of the last business day of its most recently completed second fiscal quarter, or (2) the annual revenues equaled or exceeded $100 million during its most recently completed fiscal year and the market value of the common stock held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

Segment Reporting

In accordance with ASC Topic 280 - "Segment Reporting (ASC 280)" the Company has determined that it has a single operating and reporting segment. As a result, the Company's segment accounting policies are the same as described herein and the Company does not have any material intra-segment sales and transfers of assets. The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer (the "CEO"). The CEO, with the Chief Financial Officer assesses the performance and makes operating decisions of the Company on a consolidated basis, based on the Company's net increase/decrease in shareholder's equity resulting from operations ("net income"/"net loss"). Company assets are not reviewed by the CODM at a different asset level or category, but at the consolidated level. As the Company's operations are comprised of a single operating segment, the segment assets are reflected on the accompanying Consolidated Balance Sheets as "total assets" and the significant segment expenses are listed on the accompanying Consolidated Statement of Operations.

Recent Accounting Pronouncements
We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations or financial position.

NOTE 3 – ASSET ACQUISITION

Effective November 1, 2023, the Company entered into an Acquisition and Share Exchange Agreement to acquire all of the issued and outstanding capital stock of XFC Global Inc. ("XFC Global") consisting of 60,000,000 shares owned by Mr. Jeffrey T. Lambert ("Lambert"), in exchange for 30,000,000 shares of the Company's restricted common stock (the "XFCG Acquisition"). This transaction was accounted for as an asset acquisition.

Although the legal form of the transaction involved the purchase of all outstanding shares of XFC Global, management determined that XFC Global did not meet the definition of a business under ASC 805. Accordingly, for accounting purposes, the transaction was treated as an asset acquisition in which the Company effectively acquired certain rights associated with the XFC brand, including the exclusive license to use the XFC Brands, related registered trademarks, trade names, and other intellectual property. As described below, the total consideration of $595,346, plus directly attributable transaction costs, was recorded as intangible assets. Because these rights provide economic benefit over a determinable period, management concluded the intangible asset has a useful life of ten (10) years, and the Company amortizes the asset on a straight-line basis over that period. As of December 31, 2024 and 2023, the carrying amount of the intangible asset was $524,230 and $583,928, respectively.

The purchase price for the acquisition of XFCG was the issuance of 30,000,000 shares of the Company's common stock at $.018 per share with a fair value of $540,000 and the assumption of the net liabilities of XFCG of in the amount of 55,346. Under ASC 805-50, the total consideration of $595,346 was allocated to the identifiable intangible assets acquired.

The allocation of the purchase price and the estimated fair market values of the assets acquired, and liabilities assumed are shown below.

Description	Amount
Fair value of common stock issued	$ 540,000
Net liabilities assumed	55,346
Total consideration allocated to intangible assets	**$ 595,346**

Total amortization expense for the fiscal years ended December 31, 2024 and 2023 was $59,698 and $11,418, respectively.

The estimated future amortization of finite-lived intangible assets for the next five fiscal years are as follows:

Years ended December 31,	Amount
2025	$ 59,698
2026	$ 59,698
2027	$ 59,698
2028	$ 59,698
2029	$ 59,698

NOTE 4 – DEPOSIT

On September 17, 2024, the Company entered into a loan agreement with MosaicDM, LLC ("Mosaic") following which the Company advanced Mosaic $250,000 as a refundable deposit to cover prepaid interest and fees related to the loan (the "Deposit"). On December 26, 2024, the Company terminated the agreement and declared Mosaic in default and requested the refund of the Deposit. Due to the disappointing results of the ongoing litigation between Mosaic and certain Mosaic related parties. As a result, the Company has impaired the deposit held by MosaicDM in the full amount of $250,000 during the year ended December 31, 2024.

NOTE 5 – NOTES PAYABLE

Effective in October 2023 Mr. Brent Crouch ("Crouch"), a former accountant of the Company, and Mr. Delmar Janovec ("Janovec"), the Company's former president, Secretary, Treasurer, and sole Director agreed to waive the conversion features and accrued interest on the promissory notes issued to them and the subject amounts were reduced to new non-convertible notes. Effective October 2023 the subject promissory notes in the aggregate amount of $847,468, previously held by Crouch and Janovec, were acquired by an un-related third-party. As a result, the subject promissory notes have been reclassified as "Notes payable". The Company in the fourth quarter of 2024 issued notes totaling $125,000 at a 15% interest rate and due December 31, 2025.

The Company's debt consists of the following:

	For the Years Ended December 31,	
	2024	2023
Note payable, 9% interest, interest and principal due upon demand, unsecured	$ 847,468	$ 847,468
Note payable, 15% interest, interest and principal due December 31, 2025, unsecured	125,000	-
Total	$ 972,468	$ 847,468

The Company has incurred an interest expense of $79,602 and $18,598 during the years ended December 31, 2024, and 2023, respectively. The Company has accrued interest in the above notes in the amounts of $98,200 and $18,598 on December 31, 2024, and 2023, respectively

NOTE 6 – NOTES PAYABLE – RELATED PARTY

The Company's debt consists of the following:

	For the Years Ended December 31,	
	2024	2023
Notes payable, 15% ~ 18% interest, unsecured	$ 2,225,335	$ -
Current portion	1,013,700	-
Long term portion	$ 1,211,635	$ -

During the quarter ended March 31, 2024, the Company negotiated a credit agreement with its majority shareholder and control person (the "Shareholder Credit Agreement") pursuant to which the Company is able to borrow funds to meet its working capital needs up to $1,250,000 (each an "Advance") with the sum of all Advances to be repaid fifty-nine (59) months from the date of the first Advance (the "Credit Term"), and are generally evidenced by a promissory note with interest accruing at a rate of 18% per annum. The related party has loaned $1,013,700 against this credit agreement.

The related party subsequent to this credit agreement has loaned $1,211,635 under various notes bearing interest at 15% to be paid January 29, 2029.

The Company has incurred related party interest expense of $193,977 and $0 during the years ended December 31, 2024, and 2023, respectively.

NOTE 7 – STOCK DESCRIPTION AND CHANGES

General

The Company has an authorized 450,000,000 shares of capital stock, 300,000,000 shares designated as Common Stock with a par value of $.001 per share, and 150,000,000 shares designated as Preferred Stock with a par value of $.001 per share.

As of December 31, 2024, and December 31, 2023, respectively, the Company had 137,223,434 and 132,073,434 shares of Common Stock, and 2,000,000 and 2,000,000 shares of Series A Convertible Preferred Stock outstanding, with 0 and 0 shares of Series B Convertible Preferred Stock outstanding, 0 and 0 shares of Series C Convertible Preferred Stock outstanding, 0 and 0 shares of Series D Convertible Preferred Stock outstanding.

Common Stock

As disclosed above, on December 31, 2024, and 2023, respectively, the Company issued and outstanding 137,223,434 and 132,073,434 shares of Common Stock. However, it should be noted that Mr. Mark Kirkland holds 25,000,000 shares of the Company's Common Stock (the "Kirkland Shares") issued to Mr. Kirkland in a transaction in 2014 which was cancelled. Pursuant to an agreement between the Company and Mr. Kirkland, Mr. Kirkland agreed to return the Certificate for the 25,000,000 shares, however the Certificate was lost in transit. The Company, due to financial constraints in 2014-2017 did not bond around the "Lost Certificate" or the outright cancellation. As a result, the shares have not yet been returned to the Company or cancelled and continue to appear on the Company's Shareholder List.

The Company issued 30,000,000 shares of its Common Stock during the reporting period ending December 31,2023, for the acquisition of its new wholly owned subsidiary XFC Global, Inc. This transaction was valued at $540,000, the current quoted price of its common stock on the date of issuance.

The Company issued 2,350,000 shares of its common stock on February 12, 2024, for debts totaling $11,750, and 2,800,000 shares of its common stock to the 6 members of its Board of Directors and 2 officers for services valued at $77,420 on July 11, 2024.

Preferred Stock

Series A Convertible Preferred Stock

During the reporting period ending December 31, 2023, effective September 15, 2023, the holders of the 42,000,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred") approved an amendment to the rights, privileges, and other preferences of the Series A Preferred which reduced the number of authorized shares of Series A Preferred to 2,000,000 (the "Amended Series A Preferred") from 100,000,000. Effective October 19, 2023, there was a sale and transfer of the Amended Series A Preferred to a previously un-related party (the Series A Transaction").

The Amended Series A Preferred is effectively amended October 20, 2023. Each share of Series A convertible Preferred Stock shall be convertible, at the option of the holder at any time following the issuance of such shares Series A Convertible Preferred (a "Conversion"), into such number of fully paid and non assessable shares of Common Stock (the "Conversion Shares") as is determined by multiplying the number of issued and outstanding shares of the Corporation's Voting (as hereinafter defined) as of the Date of Conversion Basis (as hereinafter defined) by 0.000002 (the "Conversion Rate"), then multiplying that number of shares of Series A Convertible Preferred to be converted (the "Convertible Shares"). The conversion features give the holder voting control and majority control upon conversion.

The Company exchanged 2,000,000 shares of its newly designated Series A Preferred Stock for 42,000,000 shares of its previously issued Series A Preferred Stock during the year ended December 31, 2023.

NOTE 7 – STOCK DESCRIPTION AND CHANGES (continued)

Series B Convertible Preferred Stock

Each Series B Convertible Preferred may be converted, at the holder's option, into 1 shares of common stock for 1 share of Preferred series.

No shares of Series B Convertible Preferred stock were outstanding as of December 31, 2024 or 2023.

Series C Convertible Preferred Stock

Each Series C Convertible Preferred may be converted, at the holder's option, into 5 shares of common stock for 1 share of Preferred series.

The Company cancelled 184,500 shares of its Series C Preferred Stock valued at $185 during the year ended December 31, 2023.

No shares of Series C Convertible Preferred stock were outstanding as of December 31, 2024 or 2023.

Series D Convertible Preferred Stock

Holders of Series D Convertible Preferred Stock are entitled to convert each share into a number of Common Stock shares equal to $2.00 (the stated value) divided by 50% of the average closing price of the Common Stock over the five (5) business days preceding the conversion date.

The Company cancelled 10,000,000 shares of its Series D Preferred Stock for the exchange of its prior farm operations valued at a $174,046 gain during the year ended December 31, 2023.

No shares of Series D Convertible Preferred stock were outstanding as of December 31, 2024 or 2023.

Other than the Series A Transaction and the Series D Transaction, there were not any issuances, transfers, or redemptions of the Company's Preferred Stock during the reporting periods ending December 31, 2024 and December 31, 2023.

NOTE 8 – DERIVATIVE LIABILITY

The Company has convertible Series A Preferred Stock outstanding on December 31, 2024, that are convertible into Company's common stock to be issued upon conversion of preferred stock based on the current conversion formula into shares of common stock.

Due to there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion option embedded in the Preferred Stock, the conversion feature is classified as derivative liabilities and recorded at fair value. Liability has been established for the conversion rate into common stock for the period ending December 31, 2024. The increase for the years ended December 31, 2024, and 2023, was $1,935,756 and $1,344,234 respectively.

The fair value of the derivative liability was determined using the Black-Scholes option pricing model with a quoted market price of $0.05 ($0.02 – December 31, 2023), an infinitesimal conversion price along with the following inputs:

	2024	2023
Expected term	5 years	5 years
Expected volatility	338 %	852 %
Risk-free interest rate	4.38 %	2.00 %
Expected dividend yield	0.00 %	0.00 %

NOTE 8 – DERIVATIVE LIABILITY (continued)

The Company applied a 90% discount to the Black-Scholes value. The following table sets forth by level with the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on December 31, 2024 and 2023:

	Fair value measurements on a recurring basis		
	Level 1	Level 2	Level 3
As of December 31, 2024:			
Liabilities			
Derivative liabilities	$ -	$ -	$ 3,280,000
As of December 31, 2023:			
Liabilities			
Derivative liabilities	$ -	$ -	$ 1,344,234

NOTE 9 – PROVISION FOR INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Total current	$ -	$ -
Total deferred	-	-
	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities were as follows for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 2,534,045	$ 2,050,594
Related Party Accruals	790,447	41,681
Total deferred tax assets	3,324,492	2,092,275
Total deferred tax liabilities	-	-
Net deferred tax assets	3,324,492	2,092,275
Less valuation allowance	(3,324,492)	(2,092,275)
Net deferred tax assets	$ -	$ -

NOTE 9 – PROVISION FOR INCOME TAXES (continued)

The following is a reconciliation of the expected statutory federal income tax provision to the actual income tax benefit for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Federal statutory rate (benefit)	$ (1,232,217)	$ (294,456)
Change in valuation allowance	1,232,217	294,456
	$ -	$ -

For the years ended December 31, 2024 and 2023, the expected tax benefit, temporary timing differences and long-term timing differences are calculated at the 21% federal statutory rate.

On December 31, 2024, the Company had estimated net operating loss carry-forwards of approximately $15,830,912 that may be offset against future taxable income. No tax benefit has been reported in December 31, 2024, financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in future years.

We classify interest and penalties arising from the underpayment of income taxes in the statement of income under general and administrative expenses. As of December 31, 2024, we had no accrued interest or penalties related to uncertain tax positions. The tax years 2024, 2023 and 2022 federal return remains open to examination.

NOTE 10 – RESTATEMENT

The Company determined that a prior transaction previously accounted for as a business combination should have been accounted for as an asset purchase. As a result of this change in accounting treatment, identifiable intangible assets were recorded and the related amortization for 2023 and 2024 was recognized. In addition, the Company identified (i) the reclassification of certain expenses between cost of goods sold and selling, general and administrative expenses and (ii) corrections to previously recorded amounts, including reversals of double-accrued items and other timing adjustments. and (iii) impairment of deposit in the full amount of $250,000.

XTREME ONE ENTERTAINMENT INC.
(Formerly Cannagrow Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RESTATEMENT (continued)

	December 31, 2023 (Unaudited)	Adjustment	December 31, 2023 (As Restated)	December 31, 2024 (Unaudited)	Adjustment	December 31, 2024 (Restated)
ASSETS						
Current assets						
Cash and cash equivalents	$ -	$ -	$ -	$ 5,263	$ -	$ 5,263
Accounts receivable	-	-	-	8,022	-	8,022
Inventory	-	-	-	10,597	1	10,598
Prepaid expenses	-	-	-	35,250	-	35,250
Deposit	-	-	-	250,000	(250,000)	-
Total current assets	-	-	-	309,132	(249,999)	59,133
Goodwill and intangibles	595,346	(595,346)	-	595,346	(595,346)	-
Intangible assets	-	583,928	583,928	-	524,230	524,230
Total assets	$ 595,346	$ (11,418)	$ 583,928	$ 904,478	$ (321,115)	$ 583,363
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities						
Accounts payable and accrued expenses	$ 40,348	$ -	$ 40,348	$ 501,686	$ (53,613)	$ 448,073
Accounts payable and accrued expenses - related party	198,479	-	198,479	1,538,699	(76,775)	1,461,924
Notes payable	847,468	-	847,468	972,468	-	972,468
Note payable – related party, current portion	-	-	-	-	1,013,700	1,013,700
Derivative liabilities	1,344,234	-	1,344,234	3,280,000	-	3,280,000
Total current liabilities	2,430,529	-	2,430,529	6,292,853	883,312	7,176,165
Note payable – related party, net of current portion	-	-	-	2,225,335	(1,013,700)	1,211,635
Total liabilities	2,430,529	-	2,430,529	8,518,188	(130,388)	8,387,800
Commitments and contingencies						
Stockholders' equity						
Preferred stock, Class A convertible, $.001 par value, 100,000,000 shares authorized, 2,000,000 shares issued and outstanding at December 31, 2024 and 2023;	2,000	-	2,000	2,000	-	2,000
Common stock - $.001 par value, 300,000,000 shares authorized 137,223,434 and 132,073,434 shares outstanding at December 31, 2024 and 2023, respectively	132,073	-	132,073	137,223	-	137,223
Additional paid in capital	7,993,959	-	7,993,959	8,077,979	-	8,077,979
Accumulated (deficit)	(9,963,215)	(11,418)	(9,974,633)	(15,830,912)	(190,727)	(16,021,639)
Total stockholders' (deficit)	(1,835,183)	(11,418)	(1,846,601)	(7,613,710)	(190,727)	(7,804,437)
Total liabilities and stockholders' (deficit)	$ 595,346	$ (11,418)	$ 583,928	$ 904,478	$ (321,115)	$ 583,363

NOTE 10 – RESTATEMENT (continued)

	December 31, 2023 (Unaudited)	Adjustment	December 31, 2023 (As Restated)	December 31, 2024 (Unaudited)	Adjustment	December 31, 2024 (As Restated)
Revenues	$ 45,000	$ -	$ 45,000	$ 157,202	$ -	$ 157,202
Costs and expenses						
Cost of sales	31,500	-	31,500	1,519,560	179,332	1,698,892
General and administrative expenses	238,399	11,418	249,817	2,295,994	(23)	2,295,971
Total costs and expenses	269,899	11,418	281,317	3,815,554		3,994,863
Loss from operations	(224,899)	(11,418)	(236,317)	(3,658,352)	(179,309)	(3,837,661)
Other income (expense)						
Forgiveness of debt	11,329	(11,329)	-	-	-	-
Other income	185	11,329	11,514	-	-	-
Gain on cancellation of preferred stock	174,046	-	174,046	-	-	-
Derivative loss	(1,344,234)	-	(1,344,234)	(1,935,766)	-	(1,935,766)
Interest expense – related party	-	-	-	(193,977)	-	(193,977)
Interest expense	(18,598)	-	(18,598)	(79,602)	-	(79,602)
Total other income (expense)	(1,177,272)	-	(1,177,272)	(2,209,345)	-	(2,209,345)
Loss before provision for income taxes	(1,402,171)	(11,418)	(1,413,589)	(5,867,697)	(179,309)	(6,047,006)
Provision for income taxes	-	-	-	-	-	-
Net loss	$ (1,402,171)	$ (11,418)	$ (1,413,589)	$ (5,867,697)	$ (179,309)	$ (6,047,006)

NOTE 11 – SUBSEQUENT EVENTS

On October 13, 2025, the Company entered into an Asset Purchase Agreement with Borroka, LLC to acquire substantially all of the assets associated with the "Borroka" mixed martial arts promotions business. Under the agreement, the Company assumed a $250,000 line of credit owed to a third-party lender and agreed to satisfy certain outstanding credit card obligations of the seller. The transaction closed on the same date. Because this transaction occurred after December 31, 2024, reporting date, no amounts related to the acquisition are reflected in the accompanying financial statements.

In December 2025, the Company sold 2,000,000 shares of its common stock for $200,000 at $0.10 per share.

During 2025 and through the date of this report, the Company received $1.175M in loans advanced to the Company by its majority shareholder under the terms of an existing credit agreement.

The Company has evaluated subsequent events and transactions that occurred up to the date the consolidated financial statements were issued. Based upon this review, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

EXHIBIT B

Form of Security

SUBSCRIPTION AGREEMENT
Xtreme One Entertainment, Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE-SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Xtreme One Entertainment, Inc.

47 Commerce Avenue SW

Grand Rapids, MI 49503

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of Xtreme One Entertainment, Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Common Stock Offering dated December 22, 2025, included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

   (i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

   (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

   (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $5,000,000 (including Investor Transaction Fees). The Company may accept subscriptions until 120 days from the commencement of the offering (the "Termination Date"). Providing that subscriptions for $10,000 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

> (i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE

NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Xtreme One Entertainment, Inc.
> 47 Commerce Avenue SW
> Grand Rapids, MI 49503

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Xtreme One Entertainment, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Xtreme One Entertainment, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Common Stock** Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

(Name of Subscriber)

By:
(Authorized Signature)

If the Subscriber is individual:	If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Check this box if the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

EIN of account:

(Telephone Number)

Address of account provider:

(Offline Investor)
(E-Mail Address)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Xtreme One
Entertainment, Inc**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

   (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                 By:

                                                     (Signature)

                                                 Name of Signing Officer (if Entity):

                                                 Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Xtreme One Entertainment, Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Xtreme One Entertainment, Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT C

Offering Page

WE'RE BUILDING THE FUTURE DEVELOPMENT LEAGUE FOR MMA

Xtreme One is creating the premier development league for the fastest-growing combat sport in the world[1]. Through our wholly owned subsidiary, XFC, we're building a fighter-first platform that plans to feed talent into top promotions like UFC and PFL. Join us as an early-stage investor.

INVEST NOW

$0.15
Share Price

$1,000*
Min. Investment

SEC Filings   Offering Circular   Investor Education



HIGHLIGHTS

Broadcast in **65M+** homes, planning to expand to **110M+**

Content and IP library currently valued at **$25M+**

Publicly traded OTC under the ticker **$XONI**

Led by execs from:








THE $7.7B^2 MMA MEDIA BOOM HAS UNTAPPED POTENTIAL

The UFC alone has 700M+ fans, ~260M social followers, and distribution into 900M+ households across 170+ countries[3]. But while the top of the pyramid (UFC, PFL) is booming, there's no clear path for fighters to rise through the ranks. As fan demand grows and distribution expands globally, the next wave of value will come from platforms that focus on global media partners, own their content, *and* give fighters the opportunity to develop their skills inside and outside the cage.

INVEST NOW

WE'RE BUILDING AN MMA AND SPORTS ENTERTAINMENT PLATFORM

We're building a globally scalable development system for MMA. This is a high-quality minor league that's focused on fighter growth, fan engagement, media partnerships, and long-term value.

What sets us apart:



Our fight library, events, and original programming generate revenue across platforms



Backend systems, production teams, and sponsors scale with us as we grow

We know how to produce, package, and distribute high-value content to high-value partners



We will expand into even more sports, including youth football

Expansion into other sports will lower costs, boost sponsor exposure, and create cross-promotional opportunities

TRACTION

65+ MILLION HOUSEHOLDS REACHED AND COUNTING

XFC is already building real reach and fan engagement, with broadcast deals and digital traction showing strong momentum. Because few MMA leagues currently offer the high-quality programming media partners demand, XFC has been a hit right out the gate:

01:17

GLOBAL PARTNERS	3.3M+	99.3K+	95%*	97%*
Media deals signed in the U.S., Brazil, and the Dominican Republic, with discussions underway with other global partners	YouTube impressions since Jan 2025	watch hours to date	of fans rate XFC events "excellent value"	of fans plan to attend again

*: *Based on Xtreme One Internal Customer Surveys*







XTREME ONE


XTREME ONE
ENTERTAINMENT
XFC
INVESTOR PRESENTATION
AUGUST 2025

GET THE INVESTOR DECK

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DOWNLOAD DECK

MARKET

OUR GROWTH POTENTIAL IS BACKED BY REAL MARKET DEMAND

From record-breaking pay-per-view numbers[4] to billion-dollar broadcast deals[2], MMA has gone mainstream. The numbers speak for themselves:

700M+[2]
fans with UFC alone.

$7.7B[2]
in U.S. Media Rights

900M+[2]
UFC households in 170+ countries

INVEST NOW

ROADMAP

Expanding our broadcast footprint to 110M+ households

WE'RE TARGETING A NASDAQ OR NYSE UPLIST IN 12–18 MONTHS[5]

We're doing more than planning. We're executing a roadmap. This is your chance to invest before we uplist.

Here's what your investment helps fuel:



- Hosting more high-production events in the U.S. and internationally
- Launching new sports leagues with the same scalable model
- Building partnerships with sponsors, distributors, and betting platforms
- Finalizing our transition from OTC Pink → OTC QB → NASDAQ/NYSE







BUSINESS MODEL

WE GENERATE REVENUE ACROSS MULTIPLE CHANNELS

Our model combines proven revenue channels with untapped upside as we grow our audience and catalog. Plus, we can scale this model across different revenue streams, geographies, and sports.

AIRHEAD
XFC
EVOLUTION

GRAND PRIX
THE NEXT GENERATION OF MMA

MEDIA DISTRIBUTION:

Broadcast deals across 65M+ homes and expanding

SPONSORSHIPS:

National and global brands tied to events, fighters, and digital platforms

LIVE EVENT TICKETS:

Both large arena shows and monthly Young Guns event

XFC
<< SWAG STORE >>

MERCHANDISE SALES

Apparel, gear, and event-branded items

CONTENT LICENSING:

400+ hours of monetizable fight footage, growing to 1,000+ hours

HENRY RAMOS
SUN LOCKHART
PEREZ HALL
ENRIQUEZ SANDOVAL
MOCCIA CANIZA
VALDES LEE
XFC
YOUNG GUNS 9

YOUTUBE MONETIZATION:

3M+ views, rising engagement, and paid memberships

EXCLUSIVE INVESTOR PERKS

LIMITED TIME LEFT TO INVEST 01 Days | 17 Hrs | 40 Mins | 02 Secs

Invest
$1,000+

Receive
0%
Bonus Shares

• Shareholder Welcome Pack: Receive a CEO letter and digital commemorative stock certificate.

• Xtreme Fighter VIP Trip Entries: (5) entries to qualify for the Xtreme Fighter VIP Trip (A trip for two to an XONI event, including airfare and hotel, a guest commentator appearance, and cageside seats with XONI celebrities).

• Shareholder Access Pass: Enjoy shareholder distinction and access at select XONI events (meet and greets, backstage tours and more), 30% discount on items in the XONI Shareholder

Invest
$2,500+

Receive
3%
Bonus Shares

• Shareholder Welcome Pack: Receive a CEO letter and digital commemorative stock certificate.

• Xtreme Fighter VIP Trip Entries: (5) entries to qualify for the Xtreme Fighter VIP Trip (A trip for two to an XONI event, including airfare and hotel, a guest commentator appearance, and cageside seats with XONI celebrities).

• Shareholder Access Pass: Enjoy shareholder distinction and access at select XONI events (meet and greets, backstage tours and more), 30% discount on items in the XONI Shareholder









Store and 30% off event tickets.

• Behind the Fight News: Shareholder only access to business updates, your favorite fighters' stories, fight announcements, and Q&A sessions with XONI leadership and talent.

Invest
$5,000+

Receive
5%
Bonus Shares

• Shareholder Welcome Pack: XONI merch item, signed CEO letter, and digital commemorative stock certificate.

• Xtreme Fighter VIP Trip Entries: (10) entries.

• Shareholder Access Pass: Access at select events (meet and greets, backstage tours, etc.), 30% discount on Shareholder Store items, and 30% off event tickets.

Behind the Fight News: Shareholder-only access to business updates, fighter stories, fight announcements, and Q&A sessions.

Store and 30% off event tickets.

• Behind the Fight News: Shareholder only access to business updates, your favorite fighters' stories, fight announcements, and Q&A sessions with XONI leadership and talent.

Invest
$10,000+

Receive
10%
Bonus Shares

• Shareholder Welcome Pack: XONI merch bundle, signed CEO letter, and digital commemorative stock certificate.

• Extreme Fighter VIP Trip Entries: (20) entries.

• VIP Shareholder All-Access Pass: Exclusive access at select events, 40% discount on Shareholder Store items, and 40% off event tickets.

• Behind the Fight News: Shareholder-only access to business updates, fighter stories, fight announcements, and Q&A sessions.

Invest
$50,000+

Receive
25%
Bonus Shares

• Premium Shareholder Welcome Pack: Limited edition "XONI Shareholder" jacket, premium merch bundle, signed CEO letter, and framed commemorative stock certificate.

• Extreme Fighter VIP Trip: Guaranteed VIP trip for two (no entries needed).

• VIP Shareholder All-Access Pass: Exclusive access at select events, 50% discount on Shareholder Store items, and special event ticket discounts.

• Behind the Scenes with XONI: Spend time with XONI leadership and receive a personalized thank-you video from a XONI fighter.

• Behind the Fight News: Shareholder-only access to business updates, fighter stories, fight announcements, and Q&A sessions.


XTREME ONE
ENTERTAINMENT
XFC
INVESTOR PRESENTATION
AUGUST 2025

GET THE INVESTOR DECK

Enter your email

DOWNLOAD DECK

TEAM

OUR TEAM HAS DONE THIS BEFORE AT THE HIGHEST LEVELS

When it comes to building sports media empires, experience matters. We've assembled a team of operators who've already scaled some of the biggest names in entertainment, including TKO, WWE, HBO, Turner Sports, and WarnerMedia.

Board of Directors:

Jeffrey Lambert
Partner and U.S. Executive Chairman

READ MORE >

Jeff Lambert is the founder and CEO of Lambert Global, a top U.S.-based investor relations, PR and marketing services agency that was acquired in 2024 by LLYC, one of the 35 largest corporate affairs and PR firms in the world. LLYC has 1,200 staff and offices in 12 countries spanning the U.S., LATAM and Europe, adding in-market access and depth for Xtreme One as it expands internationally.

Mr. Lambert's expertise spans Wall Street to private equity, major M&A, crisis management and brand marketing. He is a member of YPO and Global Board Chair of PROI Worldwide, the largest partnership of marketing and PR agencies in the world with 90 firms in 60 countries. Lambert has 30 years of experience in all aspects of financial, corporate and brand strategy in both agency and corporate settings and grew his agency, Lambert, from a basement office to a top-10 investor relations and top-50 PR and digital agency in the U.S. Jeff led numerous M&A transactions and integrations, consulted with global leaders and public company Boards, and launched new products and brands throughout the U.S. and the Americas. He also founded VC-backed fintech TiiCKER, the first-ever verified shareholder rewards and perks platform and direct-to-shareholder marketing engine. Individual recognitions for Jeff include EY Entrepreneur of the Year, PR Week "40 Under 40", Association for Corporate Growth (ACG) Dealmaker of the Year, Outstanding Alumni of the Michigan State University (MSU) College of Communication Arts & Sciences, and Alumni of the Year from MSU Swimming, where he also earned a bachelor's degree in Advertising.

Ettore Ewen Jr. ("Big E")
Global Personality, WWE World Champion

READ MORE >

Best known as global WWE Superstar "Big E" and now an entertainment producer, personality and content marketer, Ettore Ewen brings 15 years of experience in the live event and streaming entertainment space. Over the last decade, he has held the WWE World Championship, Money in the Bank briefcase, and Intercontinental Championship, as well as multiple Tag Team Championship titles as part of the popular group The New Day.

A former Big Ten football player at the University of Iowa and American record holder in powerlifting, Mr. Ewen is now a film actor and regular host and TV personality on Wheel of Fortune, Let's Make A Deal, Family Feud, The Weakest Link, and Hot Wheels: Ultimate Challenge. Ewen brings his expertise in the entertainment industry and combat sports to the Board and also contributes to live event broadcasts and promotion.

Hiram Jackson
CEO of Real Times Media

READ MORE >

Hiram Jackson is an accomplished entrepreneur and philanthropist with a 30-year track record of success in business and community activism nationally. Currently, he runs the nation's largest network of Black newspapers, along with digital media and events focused on highlighting the success, innovation and impact of Black business leaders, executives and community leaders across the country. As CEO of Real Times Media, Mr. Jackson oversees a dynamic media company with programs in over 15 U.S. cities focused on "Who's Who in Black", media and content, and marketing and community engagement under Real Times Media agency PITCH BLACK.

Jackson was named to the Black Enterprise Magazine's BE 100 for his leadership in business and community, and Mr. Jackson served on the NFL Draft Host Committee in Detroit and is on the Boards of the Boys & Girls Clubs of Southeast MI, the Detroit Branch of the NAACP, and the Charles H. Wright Museum of African American History. He holds a bachelor's degree from Cornell University's New York State School of Industrial and Labor Relations, and he is a proud member of Omega Psi Phi Fraternity, Inc.







Jim Kanter

Partner, Chief Commercial Officer - Central Standard Craft Distillery
Chair, Wisconsin Center District

READ MORE

Jim Kanter is a seasoned executive in the areas of commercial operations and management, as well as major sports and event sponsorships and activations. Mr. Kanter is Chief Commercial Officer and co-owner of national spirits maker and marketer Central Standard Craft Distillery, and previously spent 15 years at MillerCoors, most recently as General Manager of Wisconsin, Vice President of Commercial Operations and Marketing Director. At MillerCoors, Jim oversaw brand launches and new-product introductions (such as Leinenkugel's Summer Shandy and Miller Chill). He also negotiated alliance contracts between MillerCoors and pro-sports teams such as the Green Bay Packers, Milwaukee Bucks, Detroit Tigers, Kansas City Chiefs and New Orleans Saints, as well as national festivals such as Summerfest and Jazz Fest , and served as the media spokesperson for MillerCoors' 1,400-employee-Milwaukee campus.

Kanter is chairman of the board of the Wisconsin Center District, which encompasses the Wisconsin Convention Center, Miller High Life Theater and UWM Panther Arena. Jim also serves on the board for VISIT Milwaukee and Discovery World, as well as the advisory board for Green Bay Packer great Donald Driver's Driven to Achieve Foundation. Kanter holds a bachelor's degree in Public Relations, Advertising and Applied Communications from Michigan State University, where he was also a student-athlete, and he earned an MBA in International Business and Marketing from DePaul University.



Jose Lozano

CEO, Gravity Global

READ MORE

Jose Lozano has nearly three decades of experience in business growth, new business development, and long-term strategy formation, utilizing his expertise in cross-cultural marketing to develop untapped market segments and expand market share. He is CEO of London-based brand strategy and advertising agency Gravity Global, and a 20-year veteran of consulting and entrepreneurial ventures spanning the globe. Lozano merged the agency, 9thWonder, which he grew from a local Houston-based firm with 50 employees to over 500 employees in 4 countries, with Gravity Global, ascending to the Gravity Board and as CEO.

Lozano has worked with a broad range of clients in both the B2B and B2C markets including Chick-fil-A, ConAgra, PepsiCo, Purina, Dell, Mattress Firm, the National Basketball Association, 3M, Honda, NASA and Airbus. He brings his broad marketing and business experience to multiple boards including international advertising network Magnet Global, Baylor University Business School and national non-profit Beyond Type1. Lozano holds a BBA in Marketing and Finance from Baylor University. Born in Puerto Rico and a long-time resident of Houstoin, he is also involved in numerous economic development and Latin American business and talent initiatives.



Jenny Taft

Reporter, Host - FOX Sports

READ MORE

Jenny Taft is one of America's most prominent sports reporters and show hosts, having spent more than 15 years in the media and entertainment industry on air and in content production. Taft is also a major-brand ambassador and noted expert across a diverse array of sports and entertainment genres from NHL hockey to college, NFL and UFL football, the WNBA and World Cup soccer, as well as TV and niche audience programming ranging from Supercross racing to Extra! TV and the Discovery Channel.

Currently she serves in a variety of roles for FOX Sports, including lead reporter for the network's college football coverage and host for the Westminster Kennel Club dog show, and previously was moderator on FS1's SKIP & SHANNON: UNDISPUTED show. Ms. Taft also has covered numerous major global events, including the FIFA Women's World Cup Australia & New Zealand 2023™ and France 2019™, and the FIFA World Cup Qatar 2022™ and Russia 2018™, and she gained critical acclaim during her World Cup coverage for her ability to speak fluent French in her interviews. Taft supports and serves non-profits including Girls on the Run and Fox Sports Supports charities. An impressive athlete in her own right, Taft was a four-year letter winner in lacrosse at Boston University, where she earned her bachelor's degree in broadcast journalism.

FREQUENTLY ASKED QUESTIONS

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

2. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?



The Common Stock (the "Shares") of [private issuer name] (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares?



Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

• The company that issued the securities;

• An accredited investor;

• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target?



If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Sources

1. https://combatpress.com/2024/08/what-is-the-fastest-growing-combat-sport-in-the-world/
2. https://www.reuters.com/sustainability/society-equity/paramount-wins-exclusive-us-rights-ufc-77-billion-deal-2025-08-11/?utm_source=chatgpt.com
3. https://www.sec.gov/Archives/edgar/data/1973266/000119312524110235/d759811dars.pdf
4. https://www.espn.com/mma/story/_/id/45943325/paramount-tko-group-reach-7-year-deal-all-ufc-events-us

5. This website may contain forward-looking statements, including statements regarding the Company's plans, objectives, expectations, and intentions relating to a potential uplisting from the OTC Markets to a national securities exchange within the next 12–18 months. Forward-looking statements are based on current beliefs, assumptions, and expectations, and are subject to significant risks, uncertainties, and contingencies, many of which are beyond the Company's control. There can be no assurance that the Company will pursue, qualify for, receive approval for, or successfully complete an uplisting to any national securities exchange within any stated timeframe, or at all. Any potential uplisting is subject to numerous factors, including but not limited to regulatory approvals, market conditions, financial performance, listing standards, and strategic considerations. Nothing on this website should be construed as a guarantee, representation, or promise of future performance, listing status, or investment results. The Company undertakes no obligation to update or revise any forward-looking statements to reflect future events or circumstances. This website does not constitute an offer to sell or a solicitation of an offer to buy any securities.



*: *Based on Xtreme One Internal Customer Surveys*